SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements for the three-month periods beginning on July 1, 2010 and 2009 and ended on March 31, 2011 and 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the nine-month period

ended March 31, 2011

Fiscal year No. 121 beginning July 1, 2010

Presented comparatively

In thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)

Free translation from the original prepared in Spanish for publication in Argentina

Principal activity:	Real estate, investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	94.89% (See Note 8.j to the Unaudited Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Unaudited Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,608,411	125,961

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2011 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)		03.31.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	35,718	27,284	Trade accounts payable (Note 4.i)	86,734	225,335
Other investments, net (Note 4.b)	186,017	162,448	Short-term debt (Note 4.j)	212,547	204,303
Accounts receivable, net (Note 4.c)	177,195	322,663	Salaries and social security payable (Note 4.k)	13,103	25,692
Other receivables and prepaid expenses, net (Note 4.d)	173,257	70,170	Taxes payable (Note 4.l)	68,798	76,842
Inventory (Note 4.e)	32,201	14,297	Dividens payable (Note 5)	130,825	—

Total Current Assets	604,388	596,862	Customer advances (Note 4.m)	125,537	91,239

			Other liabilities (Note 4.n)	37,948	35,585

			Total Debts	675,492	658,996

			Provisions (Note 4.o)	428	1,743

			Total Current Liabilities	675,920	660,739

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	669	25,572	NON-CURRENT LIABILITIES
Other receivables and prepaid expenses, net (Note 4.d)	55,572	117,240	Trade accounts payable (Note 4.i)	58	23,368
Inventory (Note 4.e)	33,206	7,644	Long-term debt (Note 4.j)	667,617	678,145
Fixed assets, net (Note 4.f)	1,548,749	1,529,571	Taxes payable (Note 4.l)	35,867	48,676
Other investments, net (Note 4.b)	197,207	167,682	Customer advances (Note 4.m)	90,649	89,164
Intangible assets, net (Note 4.g)	43,094	53,502	Other liabilities (Note 4.n)	9,381	15,242

Subtotal Non-Current Assets	1,878,497	1,901,211	Total Debts	803,572	854,595

Negative goodwill, net (Note 4.h)	(20,816)	(13,523)	Provisions (Note 4.o)	10,302	7,913

Total Non-Current Assets	1,857,681	1,887,688	Total Non-Current Liabilities	813,874	862,508

			Total Liabilities	1,489,794	1,523,247

			Minority interest	135,647	132,343

			SHAREHOLDERS’ EQUITY	836,628	828,960

Total Assets	2,462,069	2,484,550	Total Liabilities and Shareholders’ Equity	2,462,069	2,484,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 3)	03.31.10 (Notes 1 and 3)
Revenues:
Leases and services	483,470	374,972
Consumer financing	65,782	181,974
Other	83,059	—

Total revenues	632,311	556,946

Costs:
Leases and services	(119,732)	(112,553)
Consumer financing	(22,631)	(75,097)
Other	(60,075)	—

Total costs	(202,438)	(187,650)

Gross profit:
Leases and services	363,738	262,419
Consumer financing	43,151	106,877
Other	22,984	—

Total gross profit	429,873	369,296

Selling expenses	(56,169)	(120,349)
Administrative expenses	(56,114)	(54,700)
Gain from recognition of inventories at net realizable value	11,281	826
Net income from retained interest in securitized receivables	4,707	34,824

Subtotal	(96,295)	(139,399)

Operating income	333,578	229,897

Net income on equity investees (Note 8.i.iii) to the Unaudited Basic Financial Statements)	6,061	—

Amortization of negative goodwill, net	535	(1,226)

Financial gain generated by assets:
Interest	12,470	9,537
Foreign currency exchange gain	10,524	894
Other holding results	(20,745)	(727)

Subtotal	2,249	9,704

Financial gain generated by liabilities:
Interest	(57,320)	(78,247)
Foreign currency exchange loss	(21,684)	(5,919)
Other financial expenses	—	(2,582)

Subtotal	(79,004)	(86,748)

Total financial results, net (Note 4.p)	(76,755)	(77,044)

Other income (expenses), net (Note 4.q)	9,704	(2,063)

Income before taxes and minority interest	273,123	149,564

Income tax expense	(78,317)	(55,941)
Minority interest	(4,553)	(3,785)

Net income for the period	190,253	89,838

Basic net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.1750	0.1149

Diluted net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.0854	0.0393

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 3)	03.31.10 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	53,422	48,984
Cash and cash equivalents as of the end of the period	209,727	31,805

Increase (Decrease) in cash and cash equivalents	156,305	(17,179)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	190,253	89,838
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	35,556	13,198
Accrued interest	54,278	56,732
Depreciation of fixed assets	84,944	84,020
Impairment of fixed assets	285	—
Income on equity investments	(6,061)	—
Allowance for impairment of investments	—	(2,851)
Amortization of intangible assets	4,353	5,547
Amortization of negative goodwill, net	(535)	1,226
Loss on intangible assets retired	7,548	—
Loss on fixed assets retired	3,474	19,018
Provision for tax on personal assets of shareholders	238	582
Charge of provision for contingencies	3,047	2,525
Allowance for doubtful accounts	6,884	22,907
Net loss from retained interest in securitized receivables	(4,707)	(34,824)
Provision for Directors’ fees	9,646	8,626
Minority interest	4,553	3,785
Income tax	78,317	55,941
Gain from recognition of inventories at net realizable value	(11,281)	(826)
Net income from sales of real estate property	(19,332)	—
Increase of intangible assets	(2,524)	(2,635)
Changes in operating assets and liabilities:
Increase in accounts receivable	(90,858)	(88,763)
(Increase) Decrease in other receivables and prepaid expenses	(11,109)	37,369
Decrease in inventory	38,330	185
Increase (Decrease) in trade accounts payable	12,191	(21,043)
Increase in customer advances	37,702	7,590
Decrease in taxes payable	(89,324)	(109,211)
Decrease in salaries and social security payable	(1,886)	(4,131)
(Decrease) Increase in provision for contingencies	(2,187)	209
Decrease in other liabilities	(7,833)	(15,620)

Net cash provided by operating activities	323,962	129,394

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 3)	03.31.10 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Inflows (Outflows) of cash by sale / acquisition of subsidiaries	68,616	(8,622)
Payment for the adquisition of Tarshop’s minority interest	—	(1,574)
Advance for sale of Tarshop S.A.’s shares	—	20,422
Acquisition of fixed assets	(35,085)	(62,036)
Increase in goodwill	—	(470)
Increase in investments	(2,617)	43,421
Purchase of TGLT S.A.’s shares	(48,378)	—
Loans collected from third parties	41	309
Advances for purchase of Arcos del Gourmet S.A.’s shares	(1,217)	—
Loans granted to related parties	(72,138)	—
Collection of receivables from related parties	16,385	6,598
Acquisition of undeveloped parcels of land and other real estate	(90)	(700)
Acquisition of intangible assets	—	(4,618)

Net cash used in investing activities	(74,482)	(7,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of loans	(45,114)	(98,569)
Cash from minority shareholders’ capital contributions to subsidiaries	812	5,417
Proceeds (Payments) from overdraft	69,564	(52,715)
Dividens paid to minority shareholders	(2,054)	(1,158)
Payment of Non-Convertible Notes	—	(22,003)
Payment of dividens	(113,000)	(56,000)
Payment of seller financing of Arcos del Gourmet S.A.	(4,346)	—
Payment of interests	(44,227)	(53,354)
Proceeds from issuance of short-term debt	40,000	22,720
Payment of loans for purchase of undeveloped parcels of land	—	(17,173)
Cash paid for repurchase of Non-Convertible Notes	—	(12,000)
Proceeds from short-term and long-term debt	5,190	65,750

Net cash used in financing activities	(93,175)	(139,303)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	156,305	(17,179)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.2.1) to the Unaudited Basic Financial Statements.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11	03.31.10
Supplemental cash flow information
– Income tax	16,844	14,784
Non-cash activities:
– Decrease in other investments through an increase in inventory	64,150	—
– Decrease in inventory through an increase in fixed assets	9,264	—
– Decrease in short and long-term debt through an increase in shareholders’ equity	61,240	—
– Increase in investments through an increase in other liabilities	16,004	—
– Liquidation of interest in credit card receivables	—	13,070
– Decrease in inventory through a decrease in customer advances	1,920	—
– Increase in fixed assets through an increase in trade accounts payable	—	5,623
– Increase in intangible assets through an increase in other liabilities	—	7,321
– Increase in inventory through a decrease in fixed assets	—	290
– Increase in investments through a decrease in other receivables and prepaid expenses	193	—
– Dividends distribution, not yet cancelled	130,825	—

	03.31.11	03.31.10
Sale / acquisition of equity investee in subsidiary company	(1)	(2)
Accounts receivable	254,345	(11)
Other receivables and prepaid expenses	28,606	(1,022)
Investments	138,930	(395)
Fixed assets	(92,022)	(289)
Intangible assets	—	(11,278)
Short and long-term debt	(91,173)	—
Trade accounts payable	(174,102)	2,718
Salaries and social security payable	(10,703)	87
Taxes payable	(10,084)	27
Provisions	214	—
Other liabilities	(62)	5,294

Total non cash assets unconsolidated / acquired	43,949	(4,869)

Cash and cash equivalents acquired	(1,139)	(13)

Total unconsolidated net assets acquired	42,810	(4,882)

Minority interest	—	897
Goodwill	7,827	(21,478)

Subsidiary companies acquisition / sale value	50,637	(25,463)

Impairment and sale of investment	(15,326)	—
Remaining investment	(28,968)	—
Cash and cash equivalents acquired	1,139	13
Amount financed by the sellers	53,896	14,574
Cash in advance	7,238	2,254

Inflows (Outflows) of cash by sale / acquisition of subsidiaries	68,616	(8,622)

(1)	Relates to the adquisition of Soleil Factory, to the adquisiton of 50 % of Metroshop S.A. and the sale of 80 % of Tarshop S.A.
(2)	Relates to the adquisition of Arcos del Gourmet S.A.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These Unaudited Financial Statements have been prepared to comply with the rules and regulations of the CNV in Argentina. The presentation of the parent-only financial statements are mandatory. Consolidated financial statements are deemed to be supplemental financial information and are presented in condensed format only. Certain consolidated schedules and notes are not included since they are not required for CNV purposes. These financial statements are a free translation of the Spanish-language published financial statements.

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of March 31, 2011 and June 30, 2010 and the Statements of Income and Cash Flow for the nine-month periods ended March 31, 2011 and 2010 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Metroshop S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission (CNV), up to December 31, 2010. As from this quarter the consolidation was made line for line as described in Note 8.k) to the unaudited basic financial statements

On September 13, 2010, APSA sold 80% of Tarshop S.A. Consequently, the Unaudited Consolidated Financial Statements as of March 31, 2011 are not compared with those issued as of June 30, 2010 or March 31, 2010. The Unaudited Consolidated Balance Sheet as of March 31, 2011, does not include Tarshop S.A.’s assets and liabilities, which the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of March 31, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of March 31, 2010.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

Caption	Issued Financial Statements as of 06.30.10 Ps.	Tarshop S.A. as of 06.30.10 Ps.	Financial Statements considering the sale of 06.30.10 Ps.
Current Assets	596,862	(269,148)	327,714
Non-Current Assets	1,887,688	28,881	1,916,569
Total Assets	2,484,550	(240,267)	2,244,283
Current Liabilities	(660,739)	242,969	(417,770)
Non-Current Liabilities	(862,508)	(2,702)	(865,210)
Total Liabilities	(1,523,247)	240,267	(1,282,980)
Minority Interest	(132,343)	—	(132,343)
Shareholders’ Equity	(828,960)	—	(828,960)

Caption	Issued Financial Statements as of 03.31.10 Ps.	Tarshop S.A. as of 03.31.10 Ps.	Financial Statements considering the sale of 03.31.10 Ps.
Revenues	556,946	(181,887)	375,059
Costs	(187,650)	75,097	(112,553)
Gross Profit	369,296	(106,790)	262,506
Operating Income	229,897	(31,344)	198,553
Net income for the period	89,838	—	89,838

Net cash provided by operating activities	132,029	77,638	209,667
Net cash used in investing activities	(9,905)	(23,419)	(33,324)
Net cash used in financing activities	(139,303)	(53,799)	(193,102)

COMPARATIVE INFORMATION

The comparative information at June 30, 2010 and March 31, 2010 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	03.31.11	03.31.10
Emprendimiento Recoleta S.A.	53.68	53.68	03.31.11
Tarshop S.A. (1)	20	100	03.31.11
Shopping Neuquén S.A.	98.14	98.14	03.31.11
Fibesa S.A.	99.999	99.999	03.31.11
Conil S.A.	100	100	03.31.11
Panamerican Mall S.A.	80	80	03.31.11
Arcos del Gourmet S.A. (3)	80	80	03.31.11
Metroshop S.A. (2)	100	50	03.31.11

(1)	See Notes 8.i.ii) and 8.i.iii) to the Unaudited Basic Financial Statements.
(2)	Previously indirect interest through Tarshop S.A.. As from May 21, 2010 direct interest. See Note 8.k) to the Unaudited Basic Financial Statements.
(3)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A. was acquired. See Note 8.a) to the Unaudited Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. (APSA) has shares of 99.999%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and commissions from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

As of June 30, 2010 the current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds were carried at their market value at year-end.

b.2.	Other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

b.3.	Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. have been valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization because they will be kept by the Company through maturity.

c.	Intangible asset

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.a) to the Unaudited Basic Financial Statements), after the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period/year - end.

d.	Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the period/year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a)	Cash and banks:

	03.31.11	06.30.10
Cash in local currency	424	2,346
Cash in foreign currency	199	997
Bank accounts in local currency	19,529	7,389
Bank accounts in foreign currency	15,566	16,552

Total cash and banks	35,718	27,284

b)	Other Investments, net:

	03.31.11	06.30.10
Current
Mutual funds in foreign currency (i)	160,241	13,813
Mutual funds in local currency (ii)	25,253	27,779
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	479	728
Interest receivable – Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	44	—
Retained interests in securitized receivables (CPs)	—	124,671
Trust debt titles (TDF)	—	2,846
BONTE 2006 bonds (Note 7.b))	—	34
Allowance for impairment of CPs	—	(7,423)

Total	186,017	162,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	03.31.11	06.30.10
Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,785	36,745
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Other real estate	2,962	2,962
- Torres Rosario plot of land	—	11,166
- Beruti plot of land	—	52,934
Non-Convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	10,134	—
Share’s purchase advances	1,606	389
Other investments	56	56
Retained interests in securitized receivables (CPs)	—	18,458
Allowance for impairment of CPs	—	(1,165)

Subtotal	97,680	167,682

Equity investments in companies
-Tarshop S.A.	51,149	—
-TGLT S.A.	48,378	—

Subtotal	99,527	—

Subtotal	197,207	167,682

Total other investments, net	383,224	330,130

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of March 31, 2011 and June 30, 2010 include Ps. 13,768 and Ps. 12,325, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

c)	Accounts receivable, net:

	03.31.11	06.30.10
Current
Checks to be deposited	77,848	60,695
Consumer financing receivables	74,966	245,538
Leases and services receivable	45,542	49,609
Debtors under legal proceedings	38,451	33,762
Pass-through expenses receivable	30,589	19,917
Notes receivable	5,759	3,868
Receivables with collections agents	5,032	4,532
Related parties (Note 5)	3,338	6,591
Mortgages receivable Torres de Abasto	623	563
Credit cards receivable	279	877
Allowance for doubtful accounts	(105,232)	(103,289)

Total	177,195	322,663

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	03.31.11	06.30.10
Non-current
Leases and services receivable	392	445
Notes receivable	153	399
Mortgages receivable Torres de Abasto	124	154
Consumer financing receivables	—	25,824
Allowance for doubtful accounts	—	(1,250)

Total	669	25,572

Total accounts receivable, net	177,864	348,235

d)	Other receivables and prepaid expenses, net:

	03.31.11	06.30.10
Current
Related parties (Note 5)	104,865	6,812
Prepaid expenses	31,296	21,708
Value Added Tax (VAT) receivable	24,239	15,079
Guarantee deposits	3,968	4,252
Other tax credits	1,293	2,390
Other tax credits – Gross revenue tax	645	2,395
Income tax credits, net	49	2,611
Prepaid services	—	1,300
Receivables for third party services offered in consumer financing stores	—	4,880
Guarantee deposits re. securitization programs (Note 7.a))	—	5,427
Others	6,902	3,316

Total	173,257	70,170

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	03.31.11	06.30.10
Non - current
Value Added Tax (VAT) receivable	51,880	63,065
Imputed interest of non-current receivables	(11,499)	(15,175)
Deferred income tax	19,158	90,446
Deferred tax allowance	(9,558)	(52,891)
MPIT	3,593	14,328
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Related parties (Note 5)	—	14,687
Others (i)	1,998	2,780

Total	55,572	117,240

Total other receivables and prepaid expenses, net	228,829	187,410

(i)	Includes restricted funds. (See Note 7.d)).

e)	Inventory:

	03.31.11	06.30.10
Current
Rosario plot of land	28,277	8,728
Torres Rosario	1,126	3,379
Carlos Gardel plot of land	—	1,698
Others	2,798	492

Total	32,201	14,297

Non-current
Units to be received Beruti (Note 5)	23,309	—
Torres Rosario under construction	7,644	7,644
Torres Rosario	2,253	—

Total	33,206	7,644

Total inventory	65,407	21,941

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f)	Fixed assets, net:

	03.31.11	06.30.10
Properties:
Shopping Centers:
Dot Baires	511,691	516,902
Abasto	152,046	158,016
Alto Palermo	119,018	134,863
Patio Bullrich	83,531	88,401
Soleil Factory	90,078	—
Mendoza Plaza	76,848	79,821
Alto Rosario	76,862	78,743
Alto Avellaneda	62,583	72,816
Paseo Alcorta	65,501	69,664
Córdoba Shopping - Villa Cabrera	65,352	66,560
Alto NOA	19,948	21,534
Buenos Aires Design	7,844	8,687
Other properties	17,940	18,411
Offices	243	256
Dot Baires Offices	68,571	—
Neuquén Project (Note 8.a))	9,488	9,488
Units to be received Beruti (Note 5)	9,264	—
Facilities	71,372	76,543
Suppliers advances	10,236	31,783
Furniture, fixture and equipment	13,700	13,072
Computer equipment	1,635	2,408
Software	1,159	2,452
Leasehold improvements	549	2,716
Vehicles	14	19
Work in progress:
Dot Baires Offices	—	66,452
Shopping centers improvements	13,276	9,963
Others	—	1

Total fixed assets, net	1,548,749	1,529,571

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g)	Intangible assets, net:

	03.31.11	06.30.10
Preoperating expenses	21,904	22,789
Arcos del Gourmet S.A.’s concession	20,873	20,873
Trademarks	317	812
Customer relationships	—	611
Non-compete agreement	—	8,417

Total intangible assets, net	43,094	53,502

h)	Negative goodwill, net:

	03.31.11	06.30.10
Conil S.A.	506	506
Soleil Factory	(7,727)	—
Empalme S.A.I.C.F.A. y G.	(7,974)	(8,450)
Mendoza Plaza Shopping S.A.	(5,416)	(5,661)
Emprendimiento Recoleta S.A.	(205)	(260)
Fibesa S.A.	—	342

Total negative goodwill, net	(20,816)	(13,523)

i)	Trade accounts payable:

	03.31.11	06.30.10
Current
Suppliers	18,454	148,150
Accruals	39,283	54,428
Related parties (Note 5)	28,001	22,624
Others	996	133

Total	86,734	225,335

Non-current
Suppliers	58	416
Related parties (Note 5)	—	12,158
Shareholders of related companies	—	10,794

Total	58	23,368

Total trade accounts payable	86,792	248,703

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	03.31.11	06.30.10
Current

– Banks
Overdrafts	71,770	2,206
Accrued bank interests	420	380
Banco Hipotecario S.A. (Notes 5 and 7.c))	—	20,000
Standard Bank Argentina S.A. (Note 7.c))	—	15,179
Nuevo Banco Industrial de Azul S.A.	—	5,007
Banco Itaú Buen Ayre S.A. (Note 7.c))	—	3,716
Interest payable to credit card trust (Note 7 c.))	—	2,263

Subtotal	72,190	48,751

– Financial
Non-Convertible Notes (Note 5)	110,142	109,336
Accrued interest on Non-Convertible Notes (Note 5)	17,401	6,391
Seller financing - Arcos del Gourmet S.A.	8,915	9,511
Accrued interest on Convertible Notes (Note 5)	2,575	8,291
Interest from acquisition of Soleil Factory goodwill	1,912	—
Deferred debt costs	(588)	(1,188)
Securities representing short-term debt - interest accrued	—	299
Securities representing short-term debt	—	22,720
Others	—	192

Subtotal	140,357	155,552

Total	212,547	204,303

Non-current
– Financial
Non-Convertible Notes (Note 5)	486,093	491,831
Convertible Notes (Note 5)	128,737	185,653
Loan from acquisition of Soleil Factory goodwill	55,327	—
Deferred debt costs	(2,540)	(2,930)
Seller financing - Arcos del Gourmet S.A.	—	3,591

Subtotal	667,617	678,145

Total	667,617	678,145

Total short-term and long-term debt	880,164	882,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

k)	Salaries and social security payable:

	03.31.11	06.30.10
Provision for annual complementary salary, vacation, bonuses and others	10,716	20,522
Social security payable	2,190	4,549
Salaries payable	13	203
Others	184	418

Total salaries and social security payable	13,103	25,692

l)	Taxes payable:

	03.31.11	06.30.10
Current
Provision for Income tax, net	45,400	35,768
Value Added Tax (VAT) payable	11,108	11,652
Tax amnesty plan for municipality taxes payable	3,292	673
Income tax withholdings	2,094	942
Other tax withholdings	1,866	3,719
Tax amnesty plan for income tax payable	1,709	1,559
Gross revenue tax withholdings	1,220	3,701
Provision for gross revenue tax	699	2,270
Other taxes payable	419	993
Tax amnesty plan for gross revenue tax payable	351	332
Provision for tax on personal assets of Shareholders	326	174
MPIT, net	314	1,824
Tax payment facilities plan for Value Added Tax (VAT)	—	13,235

Total	68,798	76,842

Non-current
Tax amnesty plan for income tax payable	17,845	19,145
Deferred income tax	15,447	26,650
Tax amnesty plan for municipality taxes payable	1,775	1,900
Tax amnesty plan for gross revenue tax payable	702	968
Provision for tax on personal assets of Shareholders	95	—
MPIT, net	3	13

Total	35,867	48,676

Total taxes payable	104,665	125,518

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

m)	Customer advances:

	03.31.11	06.30.10
Current
Admission rights	57,312	50,734
Lease advances (i)	28,245	21,941
Advance for sale of Rosario plot of land	21,231	—
Customer advances	16,395	15,960
Guarantee deposits	2,354	2,198
Relates parties (Note 5)	—	406

Total	125,537	91,239

Non-current
Admission rights	63,806	59,228
Lease advances (i)	26,843	29,936

Total	90,649	89,164

Total customer advances	216,186	180,403

(i)	As of March 31, 2011 and June 30, 2010 includes payment advances of Ps. 7,642 and Ps. 9,501, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

n)	Other liabilities:

	03.31.11	06.30.10
Current
Other liabilities	16,004	—
Related parties (Note 5)	10,877	—
Accrual for Directors’ fees net of advances (Note 5)	9,646	9,352
Debt with former minority shareholder of Tarshop S.A.	—	3,529
Withholdings and guarantee deposits	452	509
Contributed leasehold improvements	375	462
Advance for sale of Tarshop S.A.’s shares	—	21,070
Others	594	663

Total	37,948	35,585

Non-current
Contributed leasehold improvements	9,236	9,502
Debt with former minority shareholder of Tarshop S.A.	—	3,322
Directors’ guarantee deposits (Note 5)	12	12
Debt with shareholders of related companies	—	2,265
Below market leases	133	141

Total	9,381	15,242

Total other liabilities	47,329	50,827

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

o)	Provisions:

	03.31.11	06.30.10
Current
Provision for contingencies	428	1,743

Total	428	1,743

Non-current
Provision for contingencies	10,302	7,913

Total	10,302	7,913

Total provisions	10,730	9,656

p)	Financial results, net:

	03.31.11	03.31.10
Generated by assets:
Interest income from past-due receivables	4,391	5,860
Effect on the present value accounting	3,676	3,303
Results from financial investments (Note 5)	3,687	121
Other interest	716	253

Subtotal interest	12,470	9,537

Foreign currency exchange gain	10,524	894

Other holding results	(20,745)	(727)

Financial gain generated by assets	2,249	9,704

Generated by liabilities:
Financial expenses (Note 5)	(54,728)	(69,903)
Other interest	(128)	(57)
Interest on taxes payable	(2,464)	(8,287)

Subtotal interest	(57,320)	(78,247)

Foreign currency exchange loss (Note 5)	(21,684)	(5,919)

Loss from derivative financial instruments (Note 5)	—	(2,582)

Subtotal other financial expenses	—	(2,582)

Financial loss generated by liabilities	(79,004)	(86,748)

Total financial results, net	(76,755)	(77,044)

q)	Other income (expenses), net:

	03.31.11	03.31.10
Sale of customer relationships and transfer of portfolio of Metroshop S.A.	12,909	—
Sale of Metroshop S.A.’s fixed assets	(313)	—
Others	(2,892)	(2,063)

	9,704	(2,063)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	03.31.2011
	Current investments	Non - Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long-term debt	Dividends payable - Current	Other liabilities -Current	Other liabilities Non- Current
Banco Hipotecario S.A. (2)	479	—	225	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	—	22	—	—	(3)	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	—	9	—	—	(5)	—	—	—	—	—
Consorcio Libertador (4)	—	—	1	—	—	(1)	—	—	—	—	—
Consorcio Torre Boston (4)	—	—	1	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	44	10,134	—	13,812	—	—	(621)	(20,270)	(916)	(8,587)	—
Cyrsa S.A. (6)	—	—	164	—	—	(366)	—	—	—	—	—
Directors	—	—	2	5	—	—	(1)	(41)	—	(9,646)	(12)
E-Commerce Latina S.A. (7)	—	—	20	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	—	(453)	—	—	—	—	—
Fundación IRSA (4)	—	—	3	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	—	8	—	—	(6)	—	—	—	—	—
Inversiones Financieras del Sur S.A. (12)	—	—	—	16,681	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	—	934	58,447	—	(1,163)	(16,527)	(135,312)	(124,141)	—	—
Llao Llao Resorts S.A. (7)	—	—	—	—	—	(1)	—	—	—	—	—
Museo de los Niños (4)	—	—	1,581	—	—	(6)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	—	(50)	—	—	—	—	—
Personnel	—	—	—	2,155	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	—	50	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	—	368	13,715	—	(25,947)	—	—	—	—	—
TGLT S.A. (3)	—	—	—	—	32,573	—	—	—	—	(2,290)	—

Total	523	10,134	3,338	104,865	32,573	(28,001)	(17,149)	(155,623)	(125,057)	(20,523)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

Company	06.30.2010
	Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net -Current	Other receivable and prepaid expenses, net- Non-Current	Trade accounts payable – Current	Trade accounts payable – Non-Current	Short-term debt	Long-term debt	Customer advances - Current	Other liabilities -Current	Other liabilities Non- Current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(20,000)	—	(343)	—	—
Cactus S.A. (1)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (6)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,161	4,854	—	(16,908)	—	(215)	(19,655)	—	—	—
Cyrsa S.A. (6)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	(3)	(68)	—	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,779	—	—	(5,184)	—	(20,720)	(293,890)	(63)	—	—
Llao Llao Resorts S.A. (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(43,654)	(374,435)	(406)	(9,352)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

Company	03.31.2011
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	—	(1,177)	—	(29,215)
Directors	—	(21,682)	—	(3)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(3,972)	1,660	(14,916)	—	887
Parque Arauco S.A. (13)	—	—	—	(315)	—	—
Personnel	—	—	192	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(1,744)	—	—	—	—
Fundación IRSA (4)	—	—	—	—	(213)	—
Tarshop S.A. (11)	1,042	—	80	—	—	—
Inversiones Financieras del Sur S.A. (12)	—	—	460	—	—	—
TGLT S.A. (3)	—	—	—	(20)	—	—

Total	1,042	(27,398)	2,392	(16,431)	(213)	(28,328)

Company	03.31.2010
	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	(4,125)	—	(8,337)
Directors	(16,450)	—	(6)	—	—
Estudio Zang, Bergel y Viñes (8)	(1,457)	—	—	—	—
Fundación IRSA (4)	—	—	—	(409)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	(3,104)	—	(26,986)	—	1,351
Parque Arauco S.A. (13)	—	—	(5,697)	—	—
Personnel	—	79	—	—	—

Total	(21,011)	79	(36,814)	(409)	(6,986)

1.	Subsidiary of Cresud S.A.C.I.F. y A..
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of APSA.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Shareholder.
10.	Equity investee up to January 13, 2011. See Note 8.k) to the Unaudited Basic Financial Statements.
11.	Subsidiary, later equity investee. See Note 8.i.iii) to the Unaudited Basic Financial Statements.
12.	Shareholder of Cresud S.A.C.I.F. y A..
13.	Shareholder up to October 15, 2010.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.11	Total as of 03.31.10
Revenues	483,470	65,782	83,059	632,311	—	632,311	556,946
Costs	(119,732)	(23,226)	(60,075)	(203,033)	595	(202,438)	(187,650)

Total gross profit as of 03.31.11	363,738	42,556	22,984	429,278	595	429,873	—

Total gross profit as of 03.31.10	269,217	104,737	(1)	373,953	(4,657)	—	369,296

Expenses:
Selling expenses	(29,010)	(25,023)	(2,136)	(56,169)	—	(56,169)	(120,349)
Administrative expenses	(49,596)	(6,328)	(190)	(56,114)	—	(56,114)	(54,700)
Gain from recognition of inventories at net realizable value	—	—	11,281	11,281	—	11,281	826
Net income from retained interest in securitized receivables	—	4,707	—	4,707	—	4,707	34,824

Operating income 03.31.11	285,132	15,912	31,939	332,983	595	333,578	—

Operating income 03.31.10	200,094	29,291	764	230,149	(252)	—	229,897

Net income on equity investees	—	6,061	—	6,061	—	6,061	—
Amortization of goodwill, net	435	100	—	535	—	535	(1,226)
Financial results, net	(54,230)	(21,985)	55	(76,160)	(595)	(76,755)	(77,044)
Other income (expenses), net	(2,205)	11,909	—	9,704	—	9,704	(2,063)

Income before taxes and minority interest 03.31.11	229,132	11,997	31,994	273,123	—	273,123	—

Income (loss) before taxes and minority interest 03.31.10	129,186	21,953	730	151,869	(2,305)	—	149,564

Income tax expense	(74,793)	3,767	(7,291)	(78,317)	—	(78,317)	(55,941)
Minority interest	(4,553)	—	—	(4,553)	—	(4,553)	(3,785)

Net income 03.31.11	149,786	15,764	24,703	190,253	—	190,253	—

Net income (loss) 03.31.10	72,422	19,247	474	92,143	(2,305)	—	89,838

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.11	Total as of 06.30.10
Depreciation and amortization 03.31.11– 9 months	87,862	900	—	88,762	—	88,762	—

Depreciation and amortization 06.30.10 – 12 months	113,337	8,622	—	121,959	—	—	121,959

Acquisition of fixed assets and intangible assets 03.31.11– 9 months	110,570	2,960	—	113,530	—	113,530	—

Acquisition of fixed assets and intangible assets 06.30.10 – 12 months	58,914	2,176	—	61,090	—	—	61,090

Operating assets as of 03.31.11	1,726,709	34,928	63,355	1,824,992	123,646	1,948,638	—

Operating assets as of 06.30.10	1,829,171	277,486	22,227	2,128,884	—	—	2,128,884

Non operating assets as of 03.31.11	1,185,921	11,838	—	1,197,759	(684,328)	513,431	—

Non operating assets as of 06.30.10	371,552	200,783	—	572,335	(216,669)	—	355,666

Total assets as of 03.31.11	2,912,630	46,766	63,355	3,022,751	(560,682)	2,462,069	—

Total assets as of 06.30.10	2,200,723	478,269	22,227	2,701,219	(216,669)	—	2,484,550

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers and results of the offices rental.

•	Consumer financing segment: This segment manages the Companies’s portfolio of credit card and personal loans accounts issued by Tarshop S.A. (see Note 1) and Metroshop S.A. (see Note 8.b))

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the Eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account included, in other current receivables and prepaid expenses, net, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account included as of June 30, 2010 BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

c)	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

•	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

d)	As of June 30, 2010, Others non-current receivables and prepaid expenses, included granted by Tarshop S.A. cash as guarantee for leases related to the stores where its branches operated for an amount of Ps. 217.

e)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the Company, which although they have been established are not yet final.

On June 12, 2009, the Company and the Municipality of Neuquén executed a new agreement by which the Company committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Finally, on July 5, 2010, the Company began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

b)	Acquisition of Metroshop S.A.’s shares

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV – previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

The company is currently analyzing the various possibilities to define the future operations of Metroshop S.A.

c)	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, ERSA acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million falling due on March 10, 2013. Principal is amortized in four semiannual installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5 % p.a., payable in eight quarterly installments as from June 8, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Differences between Argentine GAAP and US GAAP

The unaudited interim consolidated financial statements as of March 31, 2010 and for the nine-month periods ended March 31, 2010 and 2009 have been presented because the Company made public this information with the CNV in Argentina and represents more current information than that required to be included to meet the timeliness requirements of Item 8. As per Instruction 3(a) to Item 8.A.5. the Company provides a description of the differences between Argentine GAAP and US GAAP which are similar to the differences described and quantified in the unaudited interim consolidated financial statements as of December 31, 2010 and for the six-month periods ended December 31, 2010 and 2009. There have been no new significant transactions or other events between December 31, 2010 and March 31, 2011 which were not previously disclosed and quantified in the reconciliation to US GAAP included in either the unaudited interim consolidated financial statements as of December 31, 2010 and for the six-month periods ended December 31, 2010 and 2009, and the audited consolidated financial statements as of June 30, 2010 and 2009 and for the three years in the period ended June 30, 2010.

The Company’s [unaudited interim consolidated financial statements] have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Unaudited Interim Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the accounting for available-for-sale securities;

•	the accounting for pre-operating expenses;

•	the accounting for securitization programs;

•	the present-value accounting;

•	the reversal of previously recognized impairment losses accounting;

•	debtor’s accounting for a modification of convertible debt instruments;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred commissions;

•	the revenue recognition of scheduled rent increases;

•	the revenue recognition of deferred of insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

•	software developed or obtained for internal use;

•	deferred income tax calculation purposes;

•	the reversal of certain capitalized financial costs;

•	the reversal of gain from valuation of inventories at net realizable value;

•	differences in basis relating to purchase accounting;

•	appraisal revaluation of fixed assets;

•	disposal of subsidiary;

•	non-controlling interest;

•	impact of U.S. GAAP adjustments on equity investee; and

•	the effects of push-down accounting.

In addition, US GAAP requires expanded or additional disclosures compared to those required under Argentine GAAP.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)		03.31.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	26,343	18,203	Trade accounts payable (Note 3.f and Exhibit I)	46,988	66,569
Other investments, net (Exhibits D and I)	160,762	22,412	Short-term debt (Note 3.g and Exhibit I)	206,025	144,547
Accounts receivable, net (Note 3.b and Exhibit I)	141,618	148,997	Salaries and social security payable (Note 3.h and Exhibit I)	9,926	13,087
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	138,118	51,177	Taxes payable (Note 3.i and Exhibit I)	62,794	44,503
Inventory (Note 3.d)	32,007	14,271	Customer advances (Note 3.j and Exhibit I)	111,203	77,396

Total Current Assets	498,848	255,060	Dividens payable (Note 5 and 10 and Exhibit I)	130,825	—

			Other liabilities (Note 3.k and Exhibit I)	38,984	36,102

			Total Current liabilities	606,745	382,204

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Accounts receivable, net (Note 3.b and Exhibit I)	669	895	Trade accounts payable (Note 3.f and Exhibit I)	58	95
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	926	2,053	Long-term debt (Note 3.g and Exhibit I)	667,617	678,145
Inventory (Note 3.d)	33,206	7,644	Taxes payable (Note 3.i and Exhibit I)	25,578	37,945
Equity investments, net (Exhibit C)	764,497	770,571	Customer advances (Note 3.j and Exhibit I)	76,993	68,181
Other investments, net (Exhibit D)	86,026	148,870	Other liabilities (Note 3.k and Exhibit I)	19,590	26,896

Fixed assets, net (Exhibit A)	878,168	850,033	Total debts	789,836	811,262

Intangible assets, net (Exhibit B)	318	8,799	Provisions (Note 3.l and Exhibits E and I)	8,332	7,388

Subtotal Non-Current Assets	1,763,810	1,788,865	Total Non-Current Liabilities	798,168	818,650

Negative goodwill, net (Note 3.e)	(21,117)	(14,111)	Total Liabilities	1,404,913	1,200,854

Total Non-Current Assets	1,742,693	1,774,754	SHAREHOLDERS’ EQUITY (per related statement)	836,628	828,960

Total Assets	2,241,541	2,029,814	Total Liabilities and Shareholders’ Equity	2,241,541	2,029,814

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 2)	03.31.10 (Notes 1 and 2)
Revenues:
Leases and services	400,092	303,073
Others	83,059	—

Total revenues	483,151	303,073

Costs:
Leases and services (Exhibit H)	(83,073)	(82,113)
Others (Exhibit F)	(60,075)	—

Total costs	(143,148)	(82,113)

Gross profit:
Leases and services	317,019	220,960
Others	22,984	—

Total gross profit	340,003	220,960

Selling expenses (Exhibit H)	(20,448)	(15,290)
Administrative expenses (Exhibit H)	(44,504)	(33,540)
Gain from recognition of inventories at net realizable value	11,281	826

Subtotal	(53,671)	(48,004)

Operating income	286,332	172,956

Net income on equity investees (Note 6)	40,092	28,374

Amortization of negative goodwill, net	721	721

Financial gain generated by assets:
Interest	7,352	8,173
Foreign currency exchange gain	10,884	394
Other holding results	(7,275)	4,393

Subtotal	10,961	12,960

Financial gain generated by liabilities:
Interest	(57,974)	(79,115)
Foreign currency exchange loss	(21,614)	(6,276)
Other financial expenses	—	(2,582)

Subtotal	(79,588)	(87,973)

Total financial results, net (Note 3.m)	(68,627)	(75,013)

Other income (expenses), net (Note 3.n)	(771)	(902)

Income before taxes	257,747	126,136

Income tax expense (Note 12)	(67,494)	(36,298)

Net income for the period	190,253	89,838

Basic net income per share (Note 3.o))	0.1750	0.1149

Diluted net income per share (Note 3.o))	0.0854	0.0393

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	Shareholders’ contributions				Reserved earnings				Retained earnings	Shareholders’ equity
Items	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid- in-capital	Total	Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments
Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(22,060)	765,858

Transfer from reserves for new developments to retained earnings	—	—	—	—	—	—	—	(56,000)	56,000	—
Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	—	—	—	(56,000)	(56,000)
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(15,734)	—	(6,326)	22,060	—
Net income for the nine-month period beginning on July 1, 2009 and ended March 31, 2010	—	—	—	—	—	—	—	—	89,838	89,838

Balances as of 03.31.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	89,838	799,696

Net income for the three-month period beginning on April 1st, 2010 and ended June 30, 2010	—	—	—	—	—	—	—	—	29,264	29,264

Balances as of 06.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	119,102	828,960

Distribution to legal reserve - Shareholders meeting as 10.29.10	—	—	—	—	—	—	5,955	—	(5,955)	—
Distribution to voluntary reserve for general purposes - Shareholders meeting as 10.29.10	—	—	—	—	—	147	—	—	(147)	—
Dividends distribution - Shareholders meeting as of 10.29.10	—	—	—	—	—	—	—	—	(113,000)	(113,000)
Conversion of Notes	47,755	—	13,485	61,240	—	—	—	—	—	61,240
Advanced dividends distribution - Board of Directors minute as of 03.30.11 (Note 10)	—	—	—	—	—	—	—	—	(130,825)	(130,825)
Net income for the nine-month period beginning on July 1, 2010 and ended March 31, 2011	—	—	—	—	—	—	—	—	190,253	190,253

Balances as of 03.31.11	125,961	84,621	536,290	746,872	3,953	147	26,045	183	59,428	836,628

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 2)	03.31.10 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	39,685	15,353
Cash and cash equivalents as of the end of period	186,584	21,633

Net increase in cash equivalents	146,899	6,280

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	190,253	89,838
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	17,277	16,269
Accrued Interests	48,980	55,304
Depreciation of fixed assets	64,685	60,491
Amortization of intangible assets	933	1,751
Loss on intangible assets retired	7,548	—
Charge of provision for contingencies	1,226	2,585
Amortization of negative goodwill, net	(721)	(721)
Loss on fixed assets retired	615	303
Provision for Directors’ fees	9,320	8,231
Provision for tax on personal assets of shareholders	238	328
Income on equity investees	(40,092)	(28,374)
Allowance for doubtful accounts	4,066	4,833
Income tax	67,494	36,298
Gain from recognition of inventories at net realizable value	(11,281)	(826)
Net income from sale of real estate property	(19,332)	—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Increase in accounts receivable	(252)	(10,122)
(Increase) Decrease in other receivables and prepaid expenses	(11,422)	10,458
Decrease in inventory	35,652	167
Decrease in trade accounts payable	(19,618)	(4,196)
Increase in customer advances	44,539	16,865
Decrease in salaries and social security payable	(3,161)	(5,422)
Decrease in taxes payable	(65,969)	(78,508)
Decrease in other liabilities	(6,479)	(2,638)
Decrease in provisions	(282)	(567)

Net cash provided by operating activities	314,217	172,347

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11 (Notes 1 and 2)	03.31.10 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in investments	410	15,719
Acquisition of undeveloped parcels of land and other real estate	(90)	(699)
Acquisition of fixed assets	(18,387)	(9,447)
Acquisition of subsidiary companies, net of cash acquired	—	(10,652)
Payment for purchase of shares	(48,378)	—
Advances for purchase of Arcos del Gourmet S.A.’s shares	(1,217)	—
Irrevocable contributions in related parties	(5,531)	(21,885)
Advances for sale of Tarshop S.A.’s shares	—	20,422
Loans granted to related parties	(113,358)	(250)
Acquisition of intangible assets	—	(5,253)
Collection of receivables from related parties	55,065	6,598
Payment of mortgage loans for the acquisition of Beruti plot of land	—	(17,173)
Proceeds from sale of affiliated companies’ shares	83,556	—
Increase in cash from merger	—	3,592
Dividends collected	2,382	1,342

Net cash used in investing activities	(45,548)	(17,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of Non-Convertible Notes	(19,883)	(22,003)
Payment of loans for purchase of companies	(4,612)	—
Payment of loans granted by related parties	—	(1,027)
Proceeds from related parties loans	7,634	4,356
Proceeds from short-term bank loans	—	39,500
Payment of interests	(45,071)	(51,503)
Payment of bank loans	—	(84,500)
Proceeds from (Payment of) advances in current account	53,162	(56,986)
Payment of dividends	(113,000)	(56,000)

Net cash used in financing activities	(121,770)	(148,381)

NET INCREASE IN CASH AND CASH EQUIVALENTS	146,899	6,280

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See Note 2.2.1

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11	03.31.10
Supplemental cash flow information
– Income tax	13,514	7,444

Non-cash activities
– Conversion of non-convertible notes	61,240	—
– Increase in inventory through a decrease in other non-current investments	64,150	—
– Decrease in equity investment through a decrease in other liabilities	21,252	—
– Increase in fixed assets through a decrease in inventory	9,264	—
– Decrease in inventory through a decrease in customer advances	1,920	—
– Increase in equity investments through an increase in other liabilities	961	—
– Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	9,399	6,782
– Dividends distribution, not yet cancelled	130,825	—
– Increase in equity investments through an increase in other liabilities	16,004	—
– Increase in taxes payable through an increase in equity investments	—	8,141
– Decrease in equity investments through an increase in fixed assets	—	27,919
– Increase in other liabilities through an increase in equity investments	—	106
– Increase in goodwill through an increase in equity investments	—	12,563
– Decrease in other non-current investments through an increase in equity investments	—	2,284
– Increase in equity investments through an increase in short-term and long-term debt	—	14,690
– Increase in Intangible assets through an increase in other liabilities	—	7,321
– Decrease in other receivables and prepaid expenses through an increase in taxes payable	—	11,614

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.11	03.31.10
Purchase / Merger of subsidiary company
– Investments	—	(1,958)
– Accounts receivable	—	(34,409)
– Inventory	—	(254)
– Other receivables and prepaid expenses	—	(2,230)
– Equity investments	—	(915)
– Fixed assets	(92,653)	(291,065)
– Goodwill	—	2,509
– Trade accounts payable	—	3,702
– Customer advances	—	47,440
– Salaries and social security payable	—	2,188
– Taxes payable	4,161	33,347
– Other liabilities	—	11,515
– Provisions	—	2,125

– Net asset value incorporated by merger not affecting cash	(88,492)	(228,005)

– Increase in cash from the merger	—	(3,592)

– Goodwill	7,727	—

– Net asset value acquired/incorporated by merger	(80,765)	(231,597)

– Purchase value/Equity method prior to merger	(80,765)	231,597

– Amount financed by the sellers	53,896	—

– Advance payments	26,869	—

– Outflows of cash	—	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2011 and 2010 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2011 and 2010 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

1.	Comparative information

The comparative information at June 30, 2010 and March 31, 2010 included in these unaudited financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at period/year - end.

Mortgage bonds have been valued at quotation value at period/year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i.iii), as of the closing date of these unaudited financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

See the breakdown of investments in underveloped parcels of land in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

3.	Inventory

Inventories in general have been valued at original cost. Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d.)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year - end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criterion of units to be received (the price established in the respective title deeds).

The Company determined that the transaction represents the acquisition of a business and consequently, the Company booked the acquisition under the acquisition method. The Company has not as yet determined the current values of acquired net assets, whereupon the process to allocate the paid price is preliminary to the date of these financial statements and is subject to change. At a preliminary analysis, the net current value of assets acquired exceeds the price paid for which a negative goodwill has been booked.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See Note 8.i.iii)).

6.	Goodwill

6.1.	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization have been classified in Net income on equity investees in the Statements of Income.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

6.2.	Negative goodwill

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b).

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in Amortization of goodwill in the Statements of Income.

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal period/year –end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

10. Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period/year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period/year – end.

11.	Other receivables and liabilities

Sundry receivables and payables and the dividends payable were valued at their nominal value plus financial charges accrued at each fiscal period/year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

14.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

15.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

16.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

17.	Revenue recognition

17.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

17.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

18.	Results for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	03.31.11	06.30.10
Cash in local currency	259	263
Cash in foreign currency (Exhibit G)	51	96
Bank accounts in local currency	13,148	3,157
Bank accounts in foreign currency (Exhibit G)	12,885	14,687

Total cash and banks	26,343	18,203

b) Accounts receivable, net:

	03.31.11	06.30.10
Current
Checks to be deposited	68,736	51,843
Leases and services receivable (Exhibit G)	35,159	41,334
Debtors under legal proceedings	33,078	29,782
Pass-through expenses receivable	25,214	17,323
Related parties (Note 5) (Exhibit G)	12,269	40,741
Notes receivable (Exhibit G)	4,709	2,256
Mortgages receivable Torres of Abasto	623	563
Credit cards receivable	205	90
Allowance for doubtful accounts (Exhibit E)	(38,375)	(34,935)

Total	141,618	148,997

Non-current
Leases and services receivable (Exhibit G)	392	417
Notes receivable (Exhibit G)	153	324
Mortgages receivable Torres of Abasto	124	154

Total	669	895

Total accounts receivable, net	142,287	149,892

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c) Other receivables and prepaid expenses, net:

	03.31.11	30.06.10
Current
Related parties (Note 5) (Exhibit G)	107,397	32,258
Prepaid expenses (Exhibit G)	17,042	14,250
Prepaid services	8,865	894
Other tax credits – Gross revenue tax	578	2,227
Others (i)	4,236	1,548

Total	138,118	51,177

Non-current
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	890	730
Prepaid expenses	36	1,323
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)

Total	926	2,053

Total other receivables and prepaid expenses, net	139,044	53,230

(i)	Includes deposits which are restricted (See Note 7.a)).

d) Inventory:

	03.31.11	06.30.10
Current
Rosario plot of land (Note 8.l.ii))	28,277	8,728
Torres Rosario (Note 8.d))	1,126	3,379
Carlos Gardel plot of land	—	1,698
Others	2,604	466

Total	32,007	14,271

Non-current
Units to be received Beruti (Note 8.e) and Note 5)	23,309	—
Torres Rosario under construction (Note 8.d))	7,644	7,644
Torres Rosario (note 8.d))	2,253	—

Total	33,206	7,644

Total inventory	65,213	21,915

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

e) Negative goodwill, net:

	03.31.11	06.30.10
Empalme S.A.I.C.F.A. y G.	(7,974)	(8,450)
Soleil Factory (Note 8.b))	(7,727)	—
Mendoza Plaza Shopping S.A.	(5,416)	(5,661)

Total negative goodwill, net	(21,117)	(14,111)

f) Trade accounts payable:

Current	03.31.11	06.30.10
Accruals (Exhibit G)	28,561	31,867
Suppliers (Exhibit G)	15,499	14,569
Related parties (Note 5) (Exhibit G)	2,711	20,005
Others	217	128

Total	46,988	66,569

Non-current
Suppliers	58	95

Total	58	95

Total trade accounts payable	47,046	66,664

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

g) Short-term and long-term debt:

	03.31.11	06.30.10
Current
– Banks
Overdrafts	53,162	—
Accrued bank interests	265	—

Subtotal	53,427	—

– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	122,142	121,336
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	17,642	6,597
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	8,915	9,511
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	2,575	8,291
Interests from acquisition of Soleil Factory goodwill (Note 8.b)) (Exhibit G)	1,912	—
Deferred debt costs	(588)	(1,188)

Subtotal	152,598	144,547

Total	206,025	144,547

Non-current
– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	486,093	491,831
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	128,737	185,653
Loan from acquisition of Soleil Factory (Note 8.b)) (Exhibit G)	55,327	—
Deferred debt costs	(2,540)	(2,930)
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	—	3,591

Total	667,617	678,145

Total short-term and long-term debt	873,642	822,692

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

h) Salaries and social security payable:

	03.31.11	06.30.10
Provision for vacation, annual complementary salary and bonuses	8,052	10,878
Social security payable	1,716	1,982
Others	158	227

Total salaries and social security payable	9,926	13,087

i) Taxes payable:

	03.31.11	06.30.10
Current
Provision for income tax, net	42,344	32,817
Value Added Tax (VAT) payable	10,038	5,504
Tax amnesty plan for municipality taxes payable	2,508	—
Income tax withholdings	2,017	844
Other tax withholdings	1,866	2
Tax amnesty plan for income tax payable	1,647	1,502
Gross revenue tax withholdings	946	2,470
Provision for gross revenue tax	456	721
Tax amnesty plan for gross revenue tax payable	351	332
Provision for tax on personal assets of Shareholders	313	167
Other taxes payable	308	144

Total	62,794	44,503

Non-current
Tax amnesty plan for income tax payable	17,194	18,447
Deferred income tax (Note 12)	7,590	18,530
Tax amnesty plan for gross revenue tax payable	702	968
Provision for tax on personal assets of Shareholders	92	—

Total	25,578	37,945

Total taxes payable	88,372	82,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

j) Customer advances:

	03.31.11	06.30.10
Current
Admission rights	48,733	42,175
Lease advances (Note 8.m))	23,848	17,610
Advance for sale of Rosario plot of land (Note 8.l.ii) (Exhibit G)	21,231	—
Customer advances (Exhibit G)	15,838	15,402
Guarantee deposits (Exhibit G)	1,553	1,807
Related parties (Note 5)	—	402

Total	111,203	77,396

Non-current
Admission rights	55,541	45,530
Lease advances (Note 8.m))	21,452	22,651

Total	76,993	68,181

Total customer advances	188,196	145,577

k) Other liabilities:

	03.31.11	06.30.10
Current
Other liabilities	16,004	—
Related parties (Note 5)	12,278	67
Provision for Directors’ fees, net of advances (Note 5)	9,320	8,980
Withholdings and guarantee deposits	414	439
Contributed leasehold improvements (Note 8.n))	375	462
Below market leases	11	11
Advance for sale of Tarshop S.A.’s shares (Exhibit G)	—	21,070
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	—	3,529
Equity investments (Exhibit C)	—	961
Others	582	583

Total	38,984	36,102

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	03.31.11	06.30.10
Non-current
Related parties (Note 5)	10,209	13,919
Contributed leasehold improvements (Note 8.n))	9,236	9,502
Below market leases	133	141
Directors’ guarantee deposits (Note 5)	12	12
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	—	3,322

Total	19,590	26,896

Total other liabilities	58,574	62,998

l) Provisions:

	03.31.11	06.30.10
Non-current
Provision for contingencies (Exhibit E)	8,332	7,388

Total provisions	8,332	7,388

m) Financial results, net:

	03.31.11	03.31.10
Generated by assets:
Interest income from past-due receivables	3,483	5,285
Results from financial investments (Note 5)	3,279	2,676
Other interest	590	212

Subtotal interest	7,352	8,173

Foreign currency exchange gain	10,884	394

Other holding results	(7,275)	4,393

Financial gain generated by assets	10,961	12,960

Generated by liabilities:
Financial expenses (Note 5)	(55,645)	(71,288)
Interest on taxes payable	(2,282)	(7,816)
Other interest	(47)	(11)

Subtotal interest	(57,974)	(79,115)

Foreign currency exchange loss (Note 5)	(21,614)	(6,276)

Loss from derivative financial instruments (Note 5)	—	(2,582)

Subtotal other financial expenses	—	(2,582)

Financial loss generated by liabilities	(79,588)	(87,973)

Total financial results, net	(68,627)	(75,013)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

n)	Other income (expenses), net:

	03.31.11	03.31.10
Tax on personal assets of Shareholders	(238)	(328)
Charge for donations (Note 5)	(310)	(90)
Recovery of provisions	—	9
Others	(223)	(493)

Total other income (expenses), net	(771)	(902)

o)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year/period.

	03.31.11 (in thousands)	03.31.10 (in thousands)
Weighted-average outstanding shares	1,087,065	782,064
Weighted-average diluted ordinary shares	2,335,374	2,575,309

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	03.31.11	03.31.10
Net income for calculation of basic earnings per share	190,253	89,838
Interest – Convertible Notes	9,805	13,486
Foreign currency exchange loss on Convertible Notes	4,324	3,903
Income tax	(4,945)	(6,086)

Net income for calculation of diluted earnings per share	199,437	101,141

Basic net earnings per share	0.1750	0.1149
Diluted net earnings per share	0.0854	0.0393

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	COMMON STOCK

As of March 31, 2011, the capital stock consisted of 1,259,608,411 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	55,961	(*)

	125,961

(*)	Capital subscribed in connection with the conversion of convertible notes. Includes the conversion of shares made on October 7, 2010 reaching 1,259,608,411 shares at the date of these unaudited financial statements (See Note 9. a)).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

		03.31.2011
Company	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Inventory/ Fixed assets	Trade accounts payable – Current	Short- term debt	Long-term debt	Dividends payable - Current	Other liabilities – Current	Other liabilities – Non- Current
Arcos del Gourmet S.A. (2)	—	2,109	662	—	(18)	—	—	—	—	—
Banco Hipotecario S.A. (3)	1	221	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	22	—	—	(3)	—	—	—	—	—
Conil S.A. (2)	—	49	—	—	—	—	—	—	—	—
Consorcio Libertador (5)	—	1	—	—	(1)	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	9	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	13,807	—	—	(621)	(20,270)	(916)	(8,537)	—
Cyrsa S.A. (8)	—	164	—	—	(366)	—	—	—	—	—
Directors	—	2	5	—	—	(1)	(41)	—	(9,320)	(12)
Emprendimiento Recoleta S.A. (2)	—	901	—	—	(690)	(12,241)	—	—	(203)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	(395)	—	—	—	—	—
Fibesa S.A. (2)	—	3,973	—	—	(9)	—	—	—	(23)	(10,209)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	8	—	—	(6)	—	—	—	—	—
Inversiones Financieras del Sur S.A. (14)	—	—	16,681	—	—	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	50	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	924	58,445	—	(1,095)	(16,527)	(135,312)	(124,141)	—	—
Llao llao Resorts S.A. (6)	—	—	—	—	(1)	—	—	—	—	—
Metroshop S.A. (12)	—	29	2,200	—	—	—	—	—	—	—
Museo de los Niños (5)	—	1,581	—	—	(6)	—	—	—	—	—
Nuevas Fronteras S.A (6).	—	—	—	—	(50)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	2,239	55	—	(66)	—	—	—	(1,071)	—
Personnel	—	—	1,649	—	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	—	128	—	—	—	—	—	(154)	—
Tarshop S.A. (11)	—	34	13,715	—	—	—	—	—	—	—
TGLT S.A.(15)	—	—	—	32,573	—	—	—	—	(2,290)	—

Total	1	12,269	107,397	32,573	(2,711)	(29,390)	(155,623)	(125,057)	(21,598)	(10,221)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

	06.30.2010
Company	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Trade accounts payable – Current	Short- term debt	Long-term debt	Customer advances – Current	Other liabilities – Current	Other liabilities – Non- Current
Arcos del Gourmet S.A. (2)	—	501	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	242	350	—	—	—	—	(343)	—	—
Cactus S.A. (1)	—	17	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	2	—	—	—	—	—	—	—
Conil S.A. (2)	—	36	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,161	4,854	(16,232)	(215)	(19,655)	—	—	—
Cyrsa S.A. (8)	—	146	—	(206)	—	—	—	—	—
Directors	—	2	5	—	(3)	(68)	—	(8,980)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,219	—	(729)	(12,206)	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(238)	—	—	—	—	—
Fibesa S.A. (2)	—	1,293	—	—	—	—	—	(45)	(13,919)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	7	—	(6)	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,729	—	(2,163)	(20,720)	(293,890)	(59)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(40)	—	—	—	—	—
Museo de los Niños (5)	—	1,083	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	(6)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	27,439	—	(272)	—	—	—	(22)	—
Parque Arauco S.A. (13)	—	—	—	—	(2,716)	(60,822)	—	—	—
Personnel	—	—	1,391	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	22	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	3,718	25,961	(100)	—	—	—	—	—

Total	242	40,741	32,258	(20,005)	(35,860)	(374,435)	(402)	(9,047)	(13,931)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	03.31.2011
	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Arcos del Gourmet S.A. (2)	—	862	—	—	62	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	(1,177)	—	(28,824)
Directors	—	—	—	(21,394)	—	(3)	—	—
Emprendimiento Recoleta S.A. (2)	—	2,097	—	—	—	(1,266)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(1,403)	—	—	—	—
Fibesa S.A. (2)	—	122	(955)	—	—	(956)	—	—
Fundacion IRSA (5)	—	—	—	—	—	—	(213)	—
Inversiones Financieras del Sur S.A. (14)	—	—	—	—	460	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	(3,406)	1,660	(14,916)	—	887
Panamerican Mall S.A. (2)	—	4,284	—	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	—	(315)	—	—
Personnel	—	—	—	—	156	—	—	—
Shopping Neuquén S.A. (2)	—	—	—	—	147	—	—	—
Tarshop S.A. (11)	1,225	—	—	—	675	—	—	—
TGLT S.A. (15)	—	—	—	—	—	(20)	—	—

Total	1,225	7,365	(955)	(26,203)	3,160	(18,653)	(213)	(27,937)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	03.31.2010
	Income from leases	Other Revenues	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Arcos del Gourmet S.A. (2)	—	75	—	561	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(4,125)	—	(8,337)
Directors	—	—	(16,263)	—	(6)	—	—
Emprendimiento Recoleta S.A. (2)	—	108	—	—	(584)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,278)	—	—	—	—
Fibesa S.A. (2)	—	122	—	—	(1,070)	—	—
Fundación IRSA (5)	—	—	—	—	—	(90)	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(2,669)	—	(26,986)	—	1,351
Panamerican Mall S.A. (2)	—	4,100	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	(5,697)	—	—
Personnel	—	—	—	62	—	—	—
Tarshop S.A. (11)	700	—	—	2,053	—	—	52

Total	700	4,405	(20,210)	2,676	(38,468)	(90)	(6,934)

1.	Subsidiary of Cresud S.A.C.I.F. y A..
2.	Subsidiary.
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A..
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Affiliated Company/Subsidiary (See Note 8.i.iii))
12.	Subsidiary since January 1st, 2010. See Note 8.k)
13.	Shareholders of the Company up to October 7, 2010.
14.	Shareholder of Cresud S.A.C.I.F. y A.
15.	Equity investee of APSA.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	03.31.11	03.31.10
Income on equity investees	42,965	32,656
Amortization of goodwill and higher values	(2,873)	(4,282)

Total	40,092	28,374

NOTE 7:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of March 31, 2011, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c)).

b)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2011 amounts to Ps. 36,785 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

c)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

d)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. (APSA) resolved to approve that the Company stood as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stood at Ps. 5,000 and extended through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumed the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the financial trust was made. At present, such financial trust is liquidated and together with it the ancillary obligation previously assumed by the Company.

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, Alto Palermo S.A. (APSA) acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock establishing the price for the shares representing 40% of the company’s capital stock and votes at USD 4.3 million and for the remaining 40% at a fixed price of USD 0.84 million and a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 20% of the investment required to carry out the project that will be paid off upon the possible increase of the capital required to develop the project, up to the amount of USD 6.9 million disclosed in “Short-term debt”.

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, seeking to issue an opinion on the obligation or lack thereof to notify the sale. Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of USD 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered nonendorsable shares of common stock were issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof. Such issue is fully subscribed and paid in at the end of the period.

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at USD 1.4 million. The option price is USD 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is USD 20.7 million of which USD 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of USD 13.6 million accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. Principal will be settled as follows: i) USD 1 millon with the delivery of the title deed and ii) USD 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later.

On July 1st, 2010, Alto Palermo S.A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”, becoming operational on such date. The commercial center “Soleil Factory” mainly includes a building and real properties. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

Furthermore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 229 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. The Company has recorded this transaction as non-current investments. (Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

Such transaction is disclosed in inventory – Torres Rosario (Note 3.d)).

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

e)	Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these unaudited financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts inventory (Note 3.d)) and Fixed assets (Exhibit A) - Units to be received Beruti.

f)	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

g)	Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets (Exhibit A).

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Parana granted the clearance to make the shopping mall.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal preclearance.

h)	Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

In December 2010, the Company acquired 42,810 shares for the price of Ps. 0.4 million.

Subsequently, during January 2011, the Company acquired 98,000 shares for the price of Ps. 0.9 million.

They are reflected in accounting terms in Exhibit C.

i)	Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1st, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall or commercial centers of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$ 2.2 million. At the date of issuance of these unaudited financial statements, there are not outstanding balances.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

ii)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, the Company acquired the remaining minority interest (1.4122%) in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding.

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect holdings of the Company’s Series I convertible notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

k)	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop S.A.’s common capital stock.

The equity investment with Metroshop S.A. as of the period/year - end is disclose at Equity Investments (Exhibit C).

l)	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, the Company executed an agreement of purchase without possession by which the Company sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at USD 0.3 million, which has been fully cancelled.

ii)	Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer Acceptance	Agreed price (in thousands of USD)	Collected amount (in thousands of USD)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	917	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	256	—

The lots subject to these transactions have been recorded to the inventory account. (Note 3.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

m)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2011 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

n)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period/year-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (see Note 3.k)).

NOTE 9:	ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 15.5 million. As from the conversion, the number of Company’s shares went from 782,064,214 to 1,259,608,411.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Thus, the holders of Notes convertible into ordinary shares of the Company, exercised the conversion right for a total amount of USD 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each, as disclosed in Note 4.

As of March 31, 2011, Convertible Notes amounts to USD 31.8 million.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of March 31, 2011 total Series I and Series II Notes repurchased by the Company amount to USD 5 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

IRSA Inversiones y Representaciones Sociedad Anónima is the holder of Series II Notes for Fv. Ps. 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances are included within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of March 31, 2011 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps 12 million. (See Note 8.i.iii))

NOTE 10:	ADVANCED DIVIDENDS DISTRIBUTION

On March 30, 2011, the Company’s Board of Directors decided to make available to the shareholders as from April 11, 2011, an advanced dividend in cash of Ps. 130,825.

NOTE 11:	BONUS TO THE MANAGEMENT

The Regular and Special Shareholders’ Meeting held on October 29, 2010, ratified the payment of the bonus for the Company’s Management. Its calculation has been ratified estimating it as from this year as 1% of the Company’s shareholders’ equity. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period	Balances at the end of the period
Cash and banks	(59)	44	(15)
Accounts receivable, net	2,626	1,614	4,240
Other receivables and prepaid expenses, net	(1,812)	(95)	(1,907)
Inventory	(2,722)	(4,473)	(7,195)
Fixed assets, net	(13,762)	776	(12,986)
Other investments, net	(36,117)	(6,174)	(42,291)
Short-term and long-term debt	(1,441)	346	(1,095)
Customer advances	30,596	5,812	36,408
Salaries and social security payable	722	110	832
Taxes payable	—	175	175
Other liabilities	—	(1,898)	(1,898)
Provisions	2,586	330	2,916
Tax loss carryforwards	853	14,373	15,226

Total net deferred tax liabilities	(18,530)	(1) 10,940	(7,590)

(1)	Includes Ps. 4,161 of deferred tax liabilities arising from the acquisition of Soleil Factory, not affecting income.

The detail of income tax specific accumulated losses not expired that have not yet been used as of period/fiscal year - end amount to Ps. 43,503 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2009	132	06.30.2014
06.30.2010	192	06.30.2015
06.30.2011	41,058	06.30.2016

	43,503

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2011 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 90,473 approximately, which should be charged to results of previous years for Ps. 98,654 (loss) and to results of the fiscal year for Ps. 8,181 (gain).

(ii)	a decrease in assets for equity investments of Ps. 1,873 approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 2,044 (loss) and to results of the period for Ps. 171 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	20,970	1,073
2011	7,521	252
2012	7,521	252
2013	7,521	251
2014	7,521	45
2015	7,521	—
2015 and higher	31,898	—

	90,473	1,873

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	03.31.11		03.31.10
Net income for the period (before income tax)		257,747	126,136
Current income tax rate		35%	35%

Income for the period at the tax rate		90,211	44,148
Permanent differences at the tax rate:
-Adjustment for inflation (2)		8,004	7,672
-Difference between tax return and provision		(2,917)	(6,166)
-Results on equity investees		(28,103)	(9,444)
-Others		299	88

Total income tax charge for the period	(1)	67,494	36,298

(1)	Includes Ps. (15,101) related to deferred tax and Ps. 82,595 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	03.31.11	03.31.10
Income tax charge in accounting records	67,494	36,298
-Temporary differences
- Increases
Other investments, net	(6,174)	(9,776)
Accounts receivable, net	1,614	3,199
Provisions	330	1,450
Other receivables and prepaid expenses, net	(95)	(201)
Short-term and long-term debt	—	(52)
Inventory	(4,473)	—
Taxes payable	175	—
Other liabilities	(1,898)	—
Customers advances	5,812	11,769
Salaries and social security payable	110	—
Tax loss carryforwards	14,373	—
- Reversions
Cash and banks	44	57
Inventory	—	70
Fixed assets	4,937	3,256
Short-term and long-term debt	346	—
Other liabilities	—	292
Salaries and social security payable	—	(662)
Tax loss carryforwards	—	(4,800)

Income tax for fiscal purposes	82,595	40,900

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2011 the Company’s contributions paid during the period amount to Ps. 1,252.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 16:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards, which is actually under execution.

NOTE 17:	SUBSEQUENT EVENTS

Purchase of TGLT S.A.’s shares

On April 4, 2011, the Company acquired 876,474 registered, nonendorsable shares of common stock entitled to one vote per share, issued by TGLT S.A., for the price of Ps.7.9 million, reaching an 8.86% in TGLT’s common capital stock.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period beginning on July 1, 2010 and ended March 31, 2011 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

Items	Original Values						Depreciation							Net carrying value as of 03.31.11	Net carrying value as of 06.30.10
	Value as of beginning of year	Increases		Decreases	Transfers	Value as of end of the period/year	Accumulated as of beginning of period/year	Rate %	Increases		Decreases	For the period/year	Accumulated as of end of the period/year
												Amount
Shopping centers:
- Abasto	255,551		—	—	15	255,566	97,535	(*)		—	—	5,985	103,520	152,046	158,016
- Alto Avellaneda	197,749		617	—	(302)	198,064	124,933	(*)		—	—	10,548	135,481	62,583	72,816
- Paseo Alcorta	131,521		70	(656)	209	131,144	61,857	(*)		—	(47)	3,833	65,643	65,501	69,664
- Patio Bullrich	168,820		51	—	993	169,864	80,419	(*)		—	—	5,914	86,333	83,531	88,401
- Alto Noa (Note 7.c))	44,092		149	—	8	44,249	22,558	(*)		—	—	1,743	24,301	19,948	21,534
- Alto Rosario	92,627		55	—	59	92,741	13,884	(*)		—	—	1,995	15,879	76,862	78,743
- Alto Palermo	327,190		56	—	148	327,394	192,327	(*)		—	—	16,049	208,376	119,018	134,863
- Mendoza Plaza	125,104		101	—	322	125,527	45,283	(*)		—	—	3,396	48,679	76,848	79,821
- Cordoba Shopping – Villa Cabrera	97,274		183	—	2,208	99,665	30,714	(*)		—	—	3,599	34,313	65,352	66,560
- Soleil Factory (Note 8.b))	—		69,383	—	25,691	95,074	—	(*)		—	—	4,996	4,996	90,078	—
Other properties	20,911		—	—	—	20,911	2,500	(*)		—	—	471	2,971	17,940	18,411
Leasehold improvements	8,023		7	—	—	8,030	6,471	(*)		—	—	1,010	7,481	549	1,552
Facilities	39,930		719	—	1,664	42,313	26,339	10		—	—	1,900	28,239	14,074	13,591
Furniture, fixtures and equipment	24,287		922	—	2,434	27,643	16,007	10		—	—	1,733	17,740	9,903	8,280
Vehicles	291		—	—	—	291	272	33		—	—	5	277	14	19
Computer equipment	20,213		494	—	131	20,838	18,905	33		—	—	716	19,621	1,217	1,308
Software	9,054		366	—	254	9,674	7,729	20		—	—	792	8,521	1,153	1,325
Suppliers advances	28,193		5,015	—	(27,937)	5,271	—	—		—	—	—	—	5,271	28,193
Units to be received Beruti (Note 5)	—		9,264	—	—	9,264	—	—		—	—	—	—	9,264	—
Work in progress:
- Rosario	47		84	—	(24)	107	—	—		—	—	—	—	107	47
- Patio Bullrich	1,237		75	—	(1,055)	257	—	—		—	—	—	—	257	1,237
- Alcorta	999		604	(6)	(48)	1,549	—	—		—	—	—	—	1,549	999
- Abasto	425		1,048	—	(290)	1,183	—	—		—	—	—	—	1,183	425
- Avellaneda	638		236	—	(183)	691	—	—		—	—	—	—	691	638
- Alto Noa	36		67	—	(8)	95	—	—		—	—	—	—	95	36
- Office property	305		106	—	(254)	157	—	—		—	—	—	—	157	305
- Alto Palermo Shopping	121		2,408	—	(1,927)	602	—	—		—	—	—	—	602	121
- Mendoza Plaza Shopping	730		205	—	(212)	723	—	—		—	—	—	—	723	730
- Cordoba Shopping – Villa Cabrera	2,398		186	—	(1,970)	614	—	—		—	—	—	—	614	2,398
- Soleil Factory	—		964	—	74	1,038	—	—		—	—	—	—	1,038	—

Total as of 03.31.11	1,597,766		93,435	(662)	—	1,690,539	747,733	—		—	(47)	(1) 64,685	812,371	878,168	—

Total as of 06.30.10	1,001,925	(2)	578,942	(17,633)	34,532	1,597,766	405,619	—	(3)	257,415	3,940	80,759	747,733	—	850,033

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 349 that are recovered from tenants.
(2)	Includes Ps. 563,316 incorporated by merger.
(3)	Incorporated by merger.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period beginning on July 1, 2010 and ended March 31, 2011 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original values					Amortizations						Net as of 03.31.11	Net as of 06.30.10
	Value as of beginning of year	Increases	Decreases		Value as of end of the period/year	Accumulated as of beginning of year	Decreases		Rate %	For the period/year	Accumulated as of end of the period/year
										Amount
Non-compete agreement (Note 8.i.i))	12,174	—	(2)	(12,174)	—	3,757	(2)	(4,626)	—	869	—	—	8,417
Trademarks	907	—		—	907	525		—	—	64	589	318	382

Total as of 03.31.11	13,081	—		(12,174)	907	4,282		(4,626)	—	(1) 933	589	318	—

Total as of 06.30.10	495	12,586		—	13,081	472		—	—	3,810	4,282	—	8,799

(1)	The amortization charge is disclosed in Exhibit H.
(2)	The decreases are disclosed in Financial results

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2011	Value recorded as of 06.30.2010	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Tarshop S.A. – Equity value (2)		26,759,288	51,149	143,348	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	03.31.11	133,796	61,923	189,267	20%
Tarshop S.A. – Goodwill	1		—	6,740
Tarshop S.A. – Higher Investment value			—	676
Tarshop S.A. – Allowance for recognition of investments at recoverable value (5)			—	(19,070)
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	22,164	21,745	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	03.31.11	25,054	7,140	43,211	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(205)	(262)
Shopping Neuquén S.A. – Equity Value.	1	6,256,308	2,801	5,152	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	03.31.11	6,375	(2,187)	8,199	98.144%
Shopping Neuquén S.A. – Higher investment value			6,442	6,442
Shopping Neuquén S.A. – Irrevocable contributions			5,315	1,920
Fibesa S.A. – Equity Value.	1	2,323,125	14,668	15,517	Agent	Moreno 877 - 23º Floor - C.A.B.A.	03.31.11	2,323	8,549	14,668	99.99996%
Fibesa S.A. – Goodwill			—	342
Panamerican Mall S.A. – Equity Value	1	397,661,435	454,055	443,586	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	03.31.11	497,077	12,093	567,576	80%
Panamerican Mall S.A. – Irrevocable contributions			—	800
Panamerican Mall S.A. – Higher investment value (1)			109,542	110,643
Conil S.A. – Equity Value	1	1,903,115	1,499	1,465	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	03.31.11	1,953	(55)	1,538	97.46%
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	10,278,965	9,463	10,182	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.	03.31.11	13,411	(994)	14,614	80%
Arcos del Gourmet S.A. – Irrevocable contributions			2,228	—
Arcos del Gourmet S.A. – Higher Investment value (3)			20,873	20,873
Metroshop S.A.- Equity value (4)	1	36,800,000	15,653	(961)	Consumer finance	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	03.31.11	36,800	8,617	15,653	100%
TGLT S.A. (6)	1	5,355,472	48,378	—	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	—	—	—	—	7.61%

Total			764,497	769,610

(1)	As of March 31, 2011 and June 30, 2010 includes Ps. 97,435 and Ps. 98,660 corresponding to financial costs, respectively.
(2)	See Note 8.i.ii) y 8.i.iii).
(3)	See Note 8.a).
(4)	Discloused in Note 3.k) as of June 30, 2010. See Note 8.k).
(5)	See Note 8.i.iii).
(6)	Valued at acquisition cost. See Note 8.h).

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	03.31.11	06.30.10
Current
Mutual funds in foreign currency (2) (Exhibit G)	160,241	13,813
Mutual funds in local currency (2)	520	8,357
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	242

Total current	160,762	22,412

Non-Current
Undeveloped parcels of land:
- Caballito plot of land (Note 7.b))	36,785	36,745
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Beruti plot of land (Note 8.e))	—	52,934
- Torres Rosario plot of land	—	11,166
Share’s purchase advances (1) (Exhibit G)	1,606	389
Other real estate	1,442	1,443
Other investments	56	56

Total non-current	86,026	148,870

Total	246,788	171,282

(1)	Includes advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).
(2)	Includes Ps. 160,241 and Ps. 21,482 as of March 31, 2011 and June 30, 2010 considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period beginning on July 1, 2010 and ended March 31, 2011 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Increases		Decreases		Carrying value as of 03.31.11	Carrying value as of 06.30.10
Deducted from assets:
Allowance for doubtful accounts	34,935	(1)	4,066	(2)	(626)	38,375	34,935
Allowance for mortgage receivables	2,208		—		—	2,208	2,208
Total as of 03.31.11	37,143		4,066		(626)	40,583	—
Total as of 06.30.10	27,745		17,505		(8,107)	—	37,143
Included in liabilities:
Provision for non-current contingencies	7,388	(1)	1,226	(2)	(282)	8,332	7,388
Total as of 03.31.11	7,388		1,226		(282)	8,332	—

Total as of 06.30.10	2,664		5,314		(590)	—	7,388

(1)	Corresponds to charges of the year disclosed in Exhibit H.
(2)	Corresponds to the usage of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	03.31.11	03.31.10
Cost of leases and services
Expenses (Exhibit H)	83,073	82,113

Cost of leases and services	83,073	82,113

Cost of others
Inventory as of the beginning of the year (Note 3. d))	21,915	11,308
Purchases of the year (1)	29,123	6
Transfers	64,150	290
Incorporation by merger	—	81
Decrease	(1,189)	—
Expenses (Exhibit H)	8	—
Gain from recognition of inventories at net realizable value	11,281	826
Inventory as of the end of the year (Note 3.d))	(65,213)	(12,511)

Cost of others	60,075	—

(1)	Includes goods for advertising events, which is recoverable through expenses.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	03.31.11	06.30.10
Assets
Current Assets
Cash and banks	USD	3,199	4.014	12,842	13,193
Cash and banks	Euros	15	5.696	84	1,581
Cash and banks	Pounds	2	6.449	10	9
Other investments, net	USD	39,921	4.014	160,241	13,813
Accounts receivable, net	USD	834	4.014	3,347	18,354
Accounts receivable, net	Uruguayan Pesos	378	0.193	73	65
Accounts receivable, net – Related parties	USD	—	4.054	—	1,450
Other receivables and prepaid expenses, net	USD	99	4.014	398	365
Other receivables and prepaid expenses net with related parties	USD	19,071	4.054	77,312	49

Total Current Assets				254,307	48,879

Non-Current Assets
Other investments, net	USD	400	4.014	1,606	389
Accounts receivables, net	USD	95	4.014	382	479

Total Non-Current Assets				1,988	868

Total Assets as of 03.31.11				256,295	—

Total Assets as of 06.30.10				—	49,747

Liabilities
Current Liabilities
Trade accounts payable	USD	562	4.054	2,278	16,667
Trade accounts payable – Related parties	USD	113	4.054	460	350
Short-term debt	USD	11,311	4.054	45,854	43,834
Customers advances	USD	5,399	4.054	21,887	7,924
Other liabilities	USD	—	4.054	—	24,599

Total Current Liabilities				70,479	93,374

Non-Current Liabilities
Long-term debt	USD	96,892	4.054	392,800	667,747
Other liabilities	USD	—	4.054	—	3,322

Total Non-Current Liabilities				392,800	671,069

Total Liabilities as of 03.31.11				463,279	—

Total Liabilities as of 06.30.10				—	764,443

1)	Exchange rates as of March 31, 2011 according to Banco Nación Argentina records.

ALTO PALERMO S.A (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 03.31.11	Costs						Expenses		Total as of 03.31.10
		Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	65,269	—	64,399	—	—	—	64,399	—	870	60,944
Fees for Directors	21,394	—	—	6,844	—	(6,844)	—	21,394	—	16,263
Taxes, rates, contributions and services	20,937	6	177	23,739	2,520	(26,259)	183	7,149	13,605	14,181
Parking	8,630	—	8,630	—	—	—	8,630	—	—	8,477
Salaries, bonuses and social security contributions	7,287	—	—	56,891	6,954	(63,845)	—	6,902	385	4,800
Expenses and common area maintenance expenses and collective promotion fund	6,838	—	6,838	49	—	(49)	6,838	—	—	8,453
Fees and payments for services	6,182	—	—	—	—	—	—	6,182	—	4,496
Allowance for doubtful accounts	4,066	—	—	—	—	—	—	—	4,066	4,833
Maintenance, repairs, cleaning and security	1,560	2	1,477	43,867	285	(44,152)	1,479	81	—	1,514
Charge for contingencies	1,226	—	1,226	—	—	—	1,226	—	—	2,585
Commissions	957	—	—	—	—	—	—	—	957	625
Rental	701	—	—	2,223	77	(2,300)	—	701	—	618
Personnel expenses	579	—	—	2,753	272	(3,025)	—	579	—	429
Bank charges	536	—	—	—	—	—	—	536	—	542
Damage, costs and expenses	326	—	326	—	—	—	326	—	—	60
Regulatory authority expenses	243	—	—	—	—	—	—	243	—	133
Advertising	232	—	—	17	—	(17)	—	—	232	75
Insurance	225	—	—	853	36	(889)	—	225	—	322
Freight and transportation	34	—	—	478	69	(547)	—	34	—	19
Stationery	23	—	—	1,512	45,380	(46,892)	—	23	—	32
Training and events expenses	—	—	—	—	168	(168)	—	—	—	543
Indemnity	—	—	—	—	—	—	—	—	—	52
Other services	—	—	—	571	—	(571)	—	—	—	—
Others	788	—	—	922	(159)	(763)	—	455	333	947
Expenses recovery	—	—	—	(140,719)	(55,602)	196,321	—	—	—	—

Total as of 03.31.11	148,033	8	83,073	—	—	—	83,081	44,504	20,448	—

Total as of 03.31.10	—	—	82,113	—	—	—	82,113	33,540	15,290	130,943

ALTO PALERMO S.A (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	03.31.11							06.30.10
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	397	2,472	—	1,553	—	16,013	—	350	1,494	—	1,806	—	25,930

Past due	—	26,263	—	2,839	—	—	—	—	19,117	—	20,422	—	—	—

To mature
In three months	160,762	78,789	122,507	38,461	57,165	174,620	169,341	22,412	103,810	44,192	46,117	29,540	867	45,210
Between three and six months	—	22,065	4,392	1,622	25,626	15,976	17,599	—	14,350	2,748	30	18,301	34,512	43,489
Between six and nine months	—	8,233	4,771	110	15,263	—	52,493	—	7,926	2,010	—	17,522	8,002	3,133
Between nine and twelve months	—	5,871	3,976	3,956	11,596	15,429	3,017	—	3,444	1,984	—	10,227	101,166	1,860

Between one and two years	—	269	187	46	10,798	19,396	2,677	—	427	450	45	26,663	42,843	5,777
Between two and three years	—	111	138	12	9,333	—	12,812	—	107	212	46	13,031	(483)	2,475
Between three and four years	—	88	120	—	25,780	127,770	2,546	—	113	54	4	4,606	(483)	16,545
In greater than four years	—	201	481	—	31,082	520,451	19,531	—	248	86	—	23,881	636,268	21,502

Total to mature	160,762	115,627	136,572	44,207	186,643	873,642	280,016	22,412	130,425	51,736	46,242	143,771	822,692	139,991

Total with fixed term	160,762	141,890	136,572	47,046	186,643	873,642	280,016	22,412	149,542	51,736	66,664	143,771	822,692	139,991

Total	160,762	142,287	139,044	47,046	188,196	873,642	296,029	22,412	149,892	53,230	66,664	145,577	822,692	165,921

(1)	Does not accrue interest, except for Ps. 747 that accrue interest at a variable market rate.
(2)	Includes Ps. 745,250 that accrue interest at a fixed rate and Ps. 108,973 that accrue interest at a variable market rate.
(3)	Includes Ps. 600 that accrue interest at a variable rate and Ps. 74,621 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, dividens payable, other liabilities and provisions.
(5)	Includes Ps. 2,021 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 160,762 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 22,138 that accrue interest at a fixed rate and Ps. 10,209 that accrue interest at a variable rate.

ALTO PALERMO S.A (APSA)

Business Highlights as of March 31, 2011

(in thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, April 15, 2011 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the nine-month period ended on March 31, 2011.

In million of ARS	IIIQ 11	IIIQ 10	var YoY	9M 11	9M 10	var YoY
Revenues	155.2	193.0	-20%	632.3	556.9	14%
Operating Income	89.5	74.1	21%	333.6	229.9	45%
Depreciation and Amortization	28.6	30.2	-5%	88.8	88.2	1%
EBITDA[1]	118.1	104.3	13%	422.3	318.1	33%
Net Income	52.5	18.5	184%	190.3	89.8	112%

•

Revenues for 9M11 increased by 14% compared to 9M10, driven by a 29% increase in cumulative revenues from the Shopping Center segment. This was offset by a 64% decrease in revenues from the Consumer Financing segment due to the deconsolidation of Tarshop S.A. (“Tarshop”) effective September 1, 2010 following its sale to Banco Hipotecario.

•

The ARS 103.7 million increase (+45%) in Operating Income for 9M11 compared to 9M10 is explained by an ARS 91.8 million increase (+48%) in Operating Income from the Shopping Center segment, an ARS 19.3 million decrease (-54%) in the Consumer Financing segment (Tarshop’s unconsolidated) and an ARS 31.2 million increase in the Others segment.

•	Net Income for 9M11 grew by ARS 100.4 million (+112%) compared to 9M10, hand in hand with the increase in Operating Income.

•

Revenues from Shopping Centers increased ARS 29.4 million (+24%), offset by an ARS 67.3 million decrease (-69%) in the Consumer Financing Segment (Tarshop’s unconsolidated). Therefore, Revenues for IIIQ11 were 20% lower than those for IIIQ10.

•

Notwithstanding, Operating Income for IIIQ11 increased by ARS 15.4 million (+21%) thanks to the outstanding performance of the Shopping Center segment (+66%), whose operating margin grew from 45% in IIIQ10 to 60% IIIQ11.

[1]

EBITDA represents operating income plus depreciation and amortization of property, plant and equipment and intangible assets (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

ALTO PALERMO S.A (APSA)

Highlights for the first nine months of fiscal year 2011, including references to material events occurred after the end of the period.

Shopping Centers

During the last 7 quarters, the shopping center segment has shown a substantial increase in all its levels. It experienced signs of strength in many of its fundamentals, highlighting an improvement in consumers’ confidence levels, as per the index prepared by the Torcuato Di Tella University2, better access to consumer credit, according to statistics published by the Argentine Central Bank3 and, in turn, strength in the consumers purchasing power due to salary increases, as published by the INDEC4.

The significant improvement in economic activity and the increase in consumption levels were reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation.

Shopping Centers

In millions of ARS	IIIQ 11	IIIQ 10	var YoY	9M 11		9M 10	var YoY
Revenues	152.2	122.8	24%	483.5	[5]	375.0	29%
Operating Income	91.5	55.1	66%	285.1		193.3	48%
Depreciation and Amortization	29.3	28.9	1%	87.9		83.6	5%
EBITDA	120.1	83.9	44%	373.0		276.9	35%

	IIIQ 11	IIQ 11	IQ 11	IVQ 10		IIIQ 10	IIQ 10
Total Leasable Area (sqm)[6]	299,326	299,130	299,130	286,286		286,286	289,410
Tenants’ Sales (ARS million, 12-month cumulative)	7,257	6,856	6,277	5,776		5,229	4,807
Tenants’ Sales in the same Shopping Centers (ARS million, 12-month cumulative)[7]	6,274	5,868	5,411	5,012		4,592	4,340
Occupancy[8]	97.3%	97.3%	97.6%	97.5%		98.0%	98.0%

•	During IQ11, we incorporated our 12th Shopping Center, Soleil Shopping Center, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leaseable area.

•	12-month cumulative tenant sales as of March 31, 2011 in the same shopping centers[9] totaled ARS 6,274 million, which accounts for a 36.6% increase compared to the same period of the previous year.

•

During IIIQ11, shopping center tenants’ sales reached ARS 1,658 million (a 32.3% increase compared to the same period of the previous year). During 9M11, tenant sales showed a 36.6% increase, totaling ARS 5,559.2 million.

•

During January, February and March 2011 sales increased by 32%, 31% and 33%, respectively, compared to the same months of 2010. In the same shopping centers, they increased by 30%, 28% and 30%, respectively.

•	EBITDA/Sales margin for IIIQ11 stood at 79%.

•	The occupancy level of our portfolio was higher than 97%.

[2]	Consumer’s Confidence Index (Índice de Confianza al Consumidor) prepared by the Finance Research Center of the Torcuato Di Tella University http://www.utdt.edu
[3]	Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar
[4]	Statistical Data provided by the Argentine Institute of Statistics and Census – http://www.indec.mecon.ar
[5]	Includes revenues from leases for ARS 1.3 million from Dot Building.
[6]	As of period end
[7]	Excludes “DOT Baires Shopping” and “Soleil” Shopping Centers.
[8]	As of period end. Percentage over total leaseable area.
[9]	Excludes “DOT Baires Shopping” and “Soleil” Shopping Centers.

ALTO PALERMO S.A (APSA)

Operating Data of our Shopping Centers

Shopping Centers	Date of Acquisition	Gross Leaseable Area (sqm)[10]	Stores	APSA’ Interest	Occupancy Rate (%)[11]	Book Value (in thousands of ARS)[12]
Alto Palermo	11/97	18,701	144	100.0%	99.6%	119,018
Abasto Shopping[13]	07/94	37,622	175	100.0%	99.8%	152,046
Alto Avellaneda	11/97	36,589	144	100.0%	96.0%	62,583
Paseo Alcorta	06/97	13,816	112	100.0%	98.4%	65,501
Patio Bullrich	10/98	11,742	83	100.0%	100.0%	83,531
Alto Noa Shopping	03/95	19,001	92	100.0%	99.7%	19,948
Buenos Aires Design	11/97	13,786	62	53.7%	98.6%	7,844
Alto Rosario Shopping[14]	11/04	28,648	145	100.0%	95.0%	76,862
Mendoza Plaza Shopping	12/94	40,659	150	100.0%	92.6%	76,848
Córdoba Shopping	12/06	15,203	109	100.0%	97.7%	65,352
Dot Baires Shopping	05/09	49,526	154	80.0%	99.6%	511,691
Soleil[15]	07/10	14,033	77	100.0%	91.9%	90,078
Neuquén[16]	07/99	N/A	—	98.1%	N/A	9,488
Fibesa and Other[17]	—	N/A	—	100.0%	N/A	—

Total Shopping Centers		299,326	1,447		97.3%	1,340,790

Shopping Center	Accumulated tenants’ sales as of March 31 for the fiscal periods (9 months) (in millions of)
	2011	2010	2009
Alto Palermo	792.1	627.9	557.7
Abasto Shopping	884.7	654.2	573.3
Alto Avellaneda	820.8	614.2	511.9
Paseo Alcorta	375.1	298.9	279.8
Patio Bullrich	312.4	243.9	203.4
Alto Noa Shopping	274.7	201.5	156.4
Buenos Aires Design	135.5	102.5	97.7
Alto Rosario Shopping	425.8	288.2	234.9
Mendoza Plaza Shopping	521.1	384.4	320.7
Córdoba Shopping	170.2	118.4	97.9
Dot Baires Shopping	705.8	536.7	0.0
Soleil[18]	141.0	0.0	0.0

Total	5,559.2	4,070.8	3,033.7

[10]	Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[11]	Calculated dividing occupied square meters by leaseable area on the last day of the period
[12]

Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[13]	Excludes Museo de los Niños (3,732 sqm)
[14]	Excludes Museo de los Niños (1,261 sqm)
[15]	APSA took possession of this Shopping Center on July 1, 2010
[16]	Land for the development of a Shopping Center.
[17]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[18]	APSA took possession of this Shopping Center on July 1, 2010

ALTO PALERMO S.A (APSA)

Type of Business	Accumulated Sales as of March 31 for the fiscal periods (9 months) (in millions of ARS)
	2011	2010	2009
Anchor Store	402.5	308.3	158.8
Clothes and footwear	2,659.2	1,938.3	1,540.7
Entertainment	190.8	130.7	99.4
Home	1,079.7	798.2	611.2
Restaurant	514.9	362.2	282.6
Miscellaneous	680.7	507.7	320.6
Services	31.4	25.4	20.4

Total	5,559.2	4,070.8	3,033.7

Shopping Centers	Accumulated Rental Income as of March 31 for the fiscal periods (9 months) (in thousands of ARS)[19]
	2011		2010	2009
Alto Palermo	86,230		70,881	61,681
Abasto Shopping	86,113		65,384	58,460
Alto Avellaneda	54,727		42,552	34,582
Paseo Alcorta	37,334		31,584	29,412
Patio Bullrich	32,650		27,160	23,450
Alto Noa Shopping	14,024		9,986	7,786
Buenos Aires Design	12,594		10,951	9,803
Alto Rosario Shopping	29,805		22,055	17,170
Mendoza Plaza Shopping	26,120		18,916	19,147
Córdoba Shopping	13,500		9,473	8,331
Dot Baires Shopping	54,500		47,928	—
Soleil[20]	9,642		—	—
Neuquén[21]	—		—	—
Fibesa and Other[22]	24,978		18,102	13,769

Total	482,217	[23]	374,972	283,591

Revenues	Accumulated as of March 31 for the fiscal periods (in thousands of ARS)
	2011		2010	2009
Base Rent[24]	227,513		190,116	139,942
Percentage Rent[25]	109,304		64,792	54,806

Total Rent	336,817		254,908	194,748

Admission Rights[26]	35,879		29,017	22,306
Stands’ Rent	52,581		46,614	34,549
Parking	34,719		26,379	19,595
Others	23,473		18,054	12,394

Total Revenues	483,470	[27]	374,972	283,592

[19]	Corresponds to total leases, consolidated as per the RT21 method.
[20]	APSA took possession of this Shopping Center on July 1, 2010
[21]	Land for the development of a Shopping Center.
[22]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[23]

Does not coincide with the Shopping Centers’ segment’s net revenues, as it does not include revenues from leases from Dot Building, which totaled ARS 1.3 million for the nine-month period ended on March 31, 2011.

[24]	Guaranteed Minimum Value.
[25]	Corresponds to revenues based on our tenants’ gross sales.
[26]	Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.
[27]	Includes revenues from leases for ARS 1.3 million from Dot Building.

ALTO PALERMO S.A (APSA)

II. Consumer Financing – Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”) Subsidiaries

Consumer Financing

In millions of ARS	IIIQ 11	IIIQ 10	YoY var	9M 11[28]	9M 10	YoY var
Revenues	3.0	70.3	-96%	65.8	182.0	-64%
Operating Income	-2.2	18.1		16.5	35.8	-54%
Depreciation and Amortization	-0.7	1.4		0.9	4.6	-80%
EBITDA	-2.9	19.4		17.4	40.4	-57%

•

As a result of Tarshop’s unconsolidated, 80% of which was sold to Banco Hipotecario, the operating volume of this segment was reduced. Therefore, residual operations through Metroshop remain as from the second quarter of fiscal year 2011.

Increase of Interest in Metroshop

On January 13, 2011 APSA acquired Metronec S.A.’s interest in Metroshop, increasing its interest in such company to 100%.

Assignment of Assets to Tarshop

In addition, on January 13, 2011 Metroshop entered into agreements with Tarshop S.A. for the assignment of:

•	receivables from consumption transactions made until December 31, 2010, qualifying as performing or with arrears of not more than 60 days;

•	its contractual position in connection with credit card issuance agreements;

•	all credit card and personal loan accounts or clients;

•	lease agreements over certain branch offices and their related personal property;

•	employment agreements entered into with its permanent staff.

[28]	Tarshop’s revenues only correspond to July and August, 2010.

ALTO PALERMO S.A (APSA)

III. Others

The construction business in Argentina reached a new peak in January 2011, surpassing the peak seen in November 2010. The ISAC index, which measures the evolution of this sector29 showed an 11.6% YoY increase, the highest in the last three years.

On the other hand, housing demand grew again at an average rate of 17% per annum (CDI Index30) in January and February. A sustained increase has been observed in the residential market in terms of prices per sqm of new properties.

The number of permits granted, usually used to anticipate the future level of activity, decreased, though at a slower pace. Last January, the number of permits dropped to 1.5% per annum, whereas in January 2010, it had dropped 13%, thus reflecting a smaller gap since then.

Price per sqm of a new apartment in a residential area of Buenos Aires31

[29]

The construction business synthetic indicator (ISAC) shows whether demand for supplies grows or not (for example, steel, iron, paints, etc.). For each month, the average of the last 12 months was measured in order to lessen monthly effects.

[30]	CDI Consult, February 2011.
[31]	Real State Report, April 2010.

ALTO PALERMO S.A (APSA)

Torres Rosario Project

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, the construction of parcel 2-G was completed during this fiscal period, whereas as of February 28, 2011 the degree of progress of parcel 2-H was 70%. As of March 31, 2011, the degree of progress in this parcel was provisionally estimated at 74%. Completion of works in parcel 2-H is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, during the second quarter of fiscal year 2011 sale agreements were executed with respect to four parcels of Terreno Rosario:

•	Parcel 2-B of 4,843 sqm sold for USD 1.5 million.

•	Parcel 2-C of 4,773 sqm sold for USD 1.5 million.

•	Parcel 2-D of 4,417 sqm sold for USD 1.5 million.

•	Parcel 2-F of 3,329 sqm sold for USD 1.9 million.

During the third quarter of fiscal year 2011 no significant transactions were made with respect to this land.

Barter of Terreno Beruti

On October 13, 2010, TGLT S.A. (“TGLT”) and APSA executed a sale agreement whereby APSA sold “Terreno Beruti”. TGLT plans to construct in the Property an apartment building with both residential and commercial parking spaces. As consideration, TGLT promised to transfer to APSA:

•	17.33% of the saleable square meters of the properties to be built,

•	15.82% of the square meters of the parking spaces of the same building;

•	all the commercial parking spaces; and

•	USD 10.7 million payable simultaneously with the execution of the Deed of Conveyance of Title.

On December 16, TGLT and APSA executed the deed of conveyance of title whereby APSA transferred full ownership and title with respect to such property to TGLT.

ALTO PALERMO S.A (APSA)

IV. Financial and Other Transactions

Consolidated Financial Debt as of March 31, 2011

Description	Issue Currency	Outstanding Amount[32]	Rate	Maturity
Short-term	ARS	17.7	Variable	< 30 days
APSA’s Series III Notes due 2011 (Local)[33]	ARS	13.8	Badlar + 3%	may-11
APSA’s Series II Notes due 2012 (International)[34]	ARS	16.3	11.00%	jun-12
APSA’s Series IV Notes due 2011 (Local)	USD	6.6	6.75%	may-11
APSA’s Series I Notes due 2017 (International)[35]	USD	120.0	7.875%	may-17
Soleil / Tucumán Debt	USD	14.9	5.00%	jul-17
Other Debt	USD	1.6	Up to 4%	Until January 2012
Total APSA’s Debt		189.9

Dividend’s Payment

On March 31, 2011, APSA’s board of directors resolved to make available to its shareholders, as from April 11, 2011, an advance dividend in cash for the amount of ARS 130.8 million.

Interest in TGLT S.A. (“TGLT”)

During the third quarter of fiscal year 2011, APSA purchased 98,000 common registered non-endorsable shares, entitled to one vote each, issued by TGLT for an aggregate amount equivalent to ARS 0.9 million, thus reaching 7.61% of TGLT’s shareholding. After period-end, APSA purchased 876,484 of the same shares issued by TGLT for an amount equivalent to ARS 7.9 million. As a result, as of the date of this release, APSA holds 8.86% of TGLT’s stock capital.

Credit Rating Improvement

During this period, the risk rating agency “S&P” improved the rating of bonds issued by APSA. The local rating changed from AA- to AAA and the international rating changed from B- to B, surpassing the rating of Argentina’s sovereign bonds. Also during this period, the risk rating agency “Fitch Ratings” changed our bonds’ rating from AA- to AA+ at the local level and from B to B+ at the international level, also exceeding the international rating of Argentina’s sovereign bonds.

[32]	Face value stated in USD at the exchange rate of ARS 4.054 = US$ 1, without considering balances with equity investees (Section 33).
[33]	As of March 31, 2011, our subsidiary Emprendimientos Recoleta S.A. holds a face value of ARS12.0 million
[34]	As of March 31, 2011, APSA had repurchased a face value of USD 4.8 million
[35]	As of March 31, 2011 APSA had repurchased a face value of USD 5.0 million

ALTO PALERMO S.A (APSA)

V. Brief comment on prospects for the next quarter

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown an important growth during this quarter, in line with the positive trend that has been observed during the last quarters. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. We will continue working strategically jointly with financial institutions in the promotion of credit card sales, which have proved very good results.

We will continue working to improve and recondition our Shopping Centers in order to take advantage of all their potential and benefit our tenants and consumers. We will continue evaluating the launching of innovative proposals to accompany the growth of consumption in different segments. Among these, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air. Meanwhile, we continue working to take our new shopping center Soleil to our management standards, where we have added new tenants and we are implementing a plan aimed at achieving these goals.

ALTO PALERMO S.A (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	03.31.11	03.31.10	03.31.09	03.31.08	03.31.07
Current assets	604,388	546,874	443,641	605,660	317,331
Non-current assets	1,857,681	1,921,022	1,858,525	1,545,762	1,334,865

Total	2,462,069	2,467,896	2,302,166	2,151,422	1,652,196

Current liabilities	675,920	594,778	585,151	419,190	504,809
Non-current liabilities	813,874	943,496	857,638	807,440	262,872

Subtotal	1,489,794	1,538,274	1,442,789	1,226,630	767,681

Minority interest	135,647	129,926	109,911	87,214	71,397
Shareholders’ equity	836,628	799,696	749,466	837,578	813,117

Total	2,462,069	2,467,896	2,302,166	2,151,422	1,652,195

3.	Consolidated income structure as compared with the same period of the four previous years.

	03.31.11	03.31.10	03.31.09	03.31.08	03.31.07
Operating income	333,578	229,897	26,896	148,556	125,991
Equity investments	6,061	—	—	(14)	(679)
Amortization of goodwill, net	535	(1,226)	(799)	(1,805)	(3,513)
Financial results, net	(76,755)	(77,044)	(91,800)	(15,052)	(12,554)
Other income (expense), net	9,704	(2,063)	322	3,979	(1,611)

Income (loss) before taxes and minority interest	273,123	149,564	(65,381)	135,664	107,634

Income tax	(78,317)	(55,941)	14,526	(64,062)	(48,955)
Minority interest	(4,553)	(3,785)	12,403	(2,210)	(5,414)

Net income (loss) for the year	190,253	89,838	(38,452)	69,392	53,265

4.	Statistical data as compared with the same period of the four previous years.

Not applicable.

ALTO PALERMO S.A (APSA)

5.	Key ratios as compared with the four previous years.

	03.31.11	03.31.10	03.31.09	03.31.08	03.31.07
Liquidity

Current assets	604,388	546,874	443,641	605,660	317,331

Current liabilities	675,920	594,778	585,151	419,190	504,809

Ratio	0.89	0.92	0.76	1.44	0.63

Debt

Total liabilities	1,489,794	1,538,274	1,442,789	1,226,630	767,681

Shareholders’ equity	836,628	799,696	749,466	837,578	813,117

Ratio	1.78	1.92	1.93	1.46	0.94

Solvency

Shareholders’ equity	836,628	799,696	749,466	837,578	813,117

Total liabilities	1,489,794	1,538,274	1,442,789	1,226,630	767,681

Ratio	0.56	0.52	0.52	0.68	1.06

Non-Current Assets to total Assets

Non-current assets	1,857,681	1,921,022	1,858,525	1,545,762	1,334,865

Total assets	2,462,069	2,467,896	2,302,166	2,151,422	1,652,196

Ratio	0.75	0.78	0.81	0.72	0.81

Profitability

Net income (loss) for the period	190,253	89,838	(38,452)	69,392	53,265

Average shareholders’ equity	832,794	782,777	798,811	830,743	809,979

Ratio	0.23	0.115	(0.048)	0.084	0.066

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. The Company estimates complete this training during year 2011. On the other hand, as provided, work is under way in the initial diagnose process of regulatory differences.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors - to date - has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

ALTO PALERMO S.A (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Unaudited Consolidated Financial Statements and Note 8.i.iii) to the Unaudited Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	03.31.11 Ps.	12.31.10 Ps.	09.30.10 Ps.	06.30.10 Ps.	Total Ps.
Accounts receivable, net	11,947	14,316	—	—	26,263

b)	Past due payable:

	03.31.11 Ps.	12.31.10 Ps.	09.30.10 Ps.	06.30.10 Ps.	Total Ps.
Trade accounts payable	—	366	118	2,355	2,839

c)	Receivables and liabilities with no fixed term:

03.31.11 Ps
Accounts receivable, net	397
Other receivables and prepaid expenses, net	2,472
Taxes payable	7,590
Customer advances	1,553
Provisions	8,332
Other liabilities	91

ALTO PALERMO S.A (APSA)

3.	(Continued)

d)	Current receivables to mature:

	06.30.11 Ps.	09.30.11 Ps.	12.31.11 Ps.	03.31.12 Ps.	Total Ps.
Accounts receivable, net	78,789	22,065	8,233	5,871	114,958
Other receivables and prepaid expenses, net	122,507	4,392	4,771	3,976	135,646

e)	Non-current receivables to mature:

	03.31.13 Ps.	03.31.14 Ps.	03.31.15 Ps.	03.31.16 Ps.	Total Ps.
Accounts receivable, net	269	111	88	201	669
Other receivables and prepaid expenses, net	187	138	120	481	926

f)	Current liabilities to mature:

	06.30.11 Ps.	09.30.11 Ps.	12.31.11 Ps.	03.31.12 Ps.	Total Ps.
Trade accounts payable	38,461	1,622	110	3,956	44,149
Customer advances	57,165	25,626	15,263	11,596	109,650
Short-term debt	174,620	15,976	—	15,429	206,025
Salaries and social security payable	3,218	4,534	—	2,174	9,926
Taxes payable	18,931	493	42,850	520	62,794
Dividends payable	130,825	—	—	—	130,825

Other liabilities	16,367	12,572	9,643	323	38,905

g)	Non-current liabilities to mature:

	03.31.13 Ps.	03.31.14 Ps.	03.31.15 Ps.	03.31.16 Ps.	Total Ps.
Trade accounts payable	46	12	—	—	58
Customer advances	10,798	9,333	25,780	31,082	76,993
Long-term debt	19,396	—	127,770	520,451	667,617
Taxes payable	2,277	2,337	2,280	11,094	17,988

Other liabilities	400	10,475	266	8,437	19,578

ALTO PALERMO S.A (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	138,198
Foreign currency	(1)	3,420

Non-Current
Local currency	(1)	287
Foreign currency	(1)	382

(1)	Does not accrue interest, except for Ps. 747 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	60,408
Foreign currency	(1)	77,710

Non-current
Local currency	(1)	926

(1)	Includes Ps. 74,621 that accrue interest at a fixed rate and Ps. 600 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	44,250
Foreign currency	(1)	2,738

Non-current
Local currency	(1)	58

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	89,316
Foreign currency	(1)	21,887

Non-current
Local currency	(1)	76,993

(1)	Does not accrue interest, except for Ps. 2,021 that accrue interest at a variable market rate.

ALTO PALERMO S.A (APSA)

4.	(Continued)

e)	Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	160,171
Foreign currency	(1)	45,854

Non-current
Local currency	(1)	274,817
Foreign currency	(1)	392,800

(1)	Includes Ps.745,250 that accrue interest at a fixed rate and Ps. 108,973 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	9,926

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	62,794

Non-Current
Local currency	(1)	25,578

(1)	Does not accrue interest, except for Ps. 19,867 that accrue interest at a fixed rate.

h)	Dividends payable

Current
Local currency	(1)	130,825

(1)	Does not accrue interest.

i)	Other liabilities:

Current
Local currency	(1)	38,984

Non-current
Local currency	(1)	19,590

(1)	Does not accrue interest, except for Ps. 10,209 that accrue interest at a variable rate and Ps. 2,271 that accrue interest at a fixed rate

ALTO PALERMO S.A (APSA)

4.	(Continued)

j)	Provisions

Ps.
Non-Current
Local currency	(1)	8,332

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Unaudited Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Unaudited Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Unaudited Financial Statements.

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Unaudited Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	379,667	152,046	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	200,291	119,018	Fire, full risk and dismissed profit
Mendoza Plaza	222,089	76,848	Fire, full risk and dismissed profit
Paseo Alcorta	188,082	65,501	Fire, full risk and dismissed profit
Alto Avellaneda	175,073	62,583	Fire, full risk and dismissed profit
Alto Rosario	191,455	76,862	Full risk, construction and assembly
Patio Bullrich	92,091	83,531	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	108,787	65,352	Fire, full risk and dismissed profit
Alto Noa	89,890	19,948	Fire, full risk and dismissed profit
Soleil Factory	72,383	90,078	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaidcumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Unaudited Financial Statements.

Autonomous City of Buenos Aires, April 15, 2011.

Saúl Zang Vice-President I
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2011 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2011 and 2010 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2011 and 2010, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2010 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2011, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,376,245, which was not claimable at that date.

Autonomous City of Buenos Aires, April 15, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: April 25, 2011